SHIN CORPORATION

04036410

August 13, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 095/2004**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 4/2004 regarding interim dividend payment.

  Date: August 13, 2004
- **Stock Exchange of Thailand Filing, SH 098/2004**

  Subject: Submission of reviewed financial statements of the second quarter of 2004.

  Date: August 13, 2004
- **Stock Exchange of Thailand Filing, SH -CF077/2004**

  Subject: Report of Financial Covenants Compliance.

  Date: August 13, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Summary Translation Letter
To the Stock Exchange of Thailand
August 13, 2004

SH 095/2004

August 13, 2004

Re: Notification of the Resolutions of the Board of Directors' Meeting No. 4/2004 regarding interim dividend payment

To: The President
The Stock Exchange of Thailand

The Board of Directors of Shin Corporation Public Company Limited (the "Company") No. 4/2004 held on August 13, 2004 at 3.45 p.m. at the Regency 1 Meeting Room, 1st floor, Hyatt Regency Hua Hin , 91 Hua Hin- Khao takiap Road, Hua Hin, Prachuap Khiri Khan has resolved on the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 3/2004 held on May 12, 2004.

2. Approved an interim dividend payment for the 6 months period of 2004, between January 1, 2004 and June 30, 2004, to the Company's shareholders at the rate of Baht 0.92 per share, approximately totaling of Baht 2.714 million.

   The closing date of register book to determine the right to receive the dividends will be on August 30, 2004, at 12.00 noon and the date of dividend distribution will be on September 10, 2004.

Summary Translation Letter
To the Stock Exchange of Thailand
August 13, 2004

SH 098/2004

August 13, 2004

Subject : Submission of reviewed financial statements of the second quarter of 2004

To : The President
The Stock Exchange of Thailand

Enclosure : 1. A copy of the financial statements and auditor's report of the second quarter of 2004.
2. Report on summarizing operating results of the Company (Form F45-3)
3. Management Discussion and Analysis of the second quarter of 2004.

The Board of Directors' Meeting of Shin Corporation Public Company Limited (the Company) No. 4/2004, held on August 13, 2004, at 3.45 p.m. approved the balance sheets, statements of income, and cash flow statements of the second quarter of 2004 ended of June 30, 2004. The Company would like to submit the financial statements of the second quarter of 2004 including an explanation of the operating results.

The Company reported the net profit of the second quarter of 2004 of Baht 2,204 million, which decreased by Baht 1,516 million or 40.75 percent from Baht 3,720 million of the net profit of the second quarter of 2003. The main reasons are as follows:

1. The Company decreased other incomes by Baht 1,593 million. Because in second quarter of 2003 there is the provision for liabilities and charges of corporate guarantee of a former subsidiary amounting to Baht 1,549 million having been reversed to other income in the statement of income of the second quarter of 2003.
2. The share of net results from subsidiaries, joint ventures, and associates increased by Baht 77 million, from Baht 2,181 million in the second quarter of 2003 to Baht 2,258 million in the second Quarter of 2004. The main reasons are as follows.

Company	Quarter 2/2004 (Baht Million)	Quarter 2/2003 (Baht Million)	Percent of Change (%)
Advanced Info Service Plc.	2,166	2,204	(1.7)
Shin Satellite Plc.	124	129	(3.9)
ITV Plc.	(6)	(121)	95.0
Other	(26)	(31)	16.0
Total	**2,258**	**2,181**	**3.5**

Reports on Summarizing Operating Results for a Listed Company
Shin Corporation Public Company Limited

Reviewed
Ending June 30
(In thousands)

	2nd Quarter		For 6 month	
	2004	**2003**	**2004**	**2003**
Net profit (loss)	2,203,783	3,719,638	4,301,441	5,682,989
EPS (Baht)	0.75	1.27	1.46	1.93

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET information Management System.

The Company hereby certifies that the information above is correct and complete. In addition, the Company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature..................*-Signed-*.............................
(Mrs. Siripen Sitasuwan)
Director
Shin Corporation Public Company Limited

General Information

SHIN is a holding company whose primary investments are in telecommunications, satellites, television broadcasting and media. ADVANC, the principle investment (42.95% stake), is not accounted under consolidation but via the equity method. For analytical review purposes, SHIN assesses the operational results and financial position of each major investment separately.

SHIN received SET Awards 2004

SHIN was granted *The Best Performance Awards* and *The Best Corporate Governance Report Awards* by the Stock Exchange of Thailand (SET). The Best Performance Award is considered an indication of outstanding financial status performance and operating profit during the year 2003. The Best Corporate Governance Report Award is for the distinguished company that complies with the 15 rules of Corporate Governance that are issued by SET, taking into consideration transparency disclosure.

Overview

Dividend paid for 2H03 at Baht 0.90 per share

In 2Q04 SHIN received dividend from its subsidiaries and associate in the total amount of Baht 2,874 million, particularly from ADVANC. SHIN paid dividend at Baht 0.90 per share, amounting to Baht 2,653 million.

Unit: Baht million

Source	Baht / share	Amount
Dividend received:		
• ADVANC (2H03)	2.10	2,654
• SSA (Annual 2003) *	0.50	113
• Others (Annual 2003)		107
Total dividend received		**2,874**
2H03 dividend paid	0.90	2,653
Net dividend received		**221**

* At par value Baht 10 per share

Changed in accounting treatment of gain on dilution of investments

SHIN changed its accounting treatment of gain on dilution of investments in order to comply with the guideline issued in April 2004 by the Securities and Exchange Commission of Thailand and the Institute of Certified Accountants and Auditors of Thailand. Previously, the gain on dilution of investments was booked as other income in the statement of income. The Company booked the gain on dilution as a premium on dilution of investments in the shareholders' equity of the balance sheet and adjusted retroactively. The increase in premium on dilution of investments and decrease in retained earnings as at 31 December 2003 regarding the retroactive adjustment was Baht 3,191 million. For 1H04 and 1H03, the net profit decreased by Baht 52.11 million and Baht 3.29 million, respectively.

Value of investment increased by Baht 1,494 million

At the end of 2Q04, the value of investment in subsidiaries, joint ventures, and associates (as per Equity Method) increased by Baht 1,494 million to Baht 35,593 million from Baht 34,099 million at 4Q03 (the main increase from the share of net result in the amount of Baht 4,388 million net from dividend receipt of Baht 2,873 million). The primary source of the added value was ADVANC, the leading cellular phone service provider.

Table 1: Investment value

Unit: Baht million

	Investment portion (%)		Investment value			
	30 Jun 2004*	31 Dec 2003	30 Jun 2004	%	31 Dec 2003	%
ADVANC	42.95	43.05	27,984	*78.6*	26,249	*76.9*
SATTEL	51.47	51.53	4,441	*12.5*	4,377	*12.8*
ITV	53.08	53.22	2,100	*5.9*	2,107	*6.2*
Others			1,068	*3.0*	1,366	*4.1*
Total investment value			35,593	*100.0*	34,099	*100.0*

* Percentage decreased from ESOP exercise of its investment

Table 2: Share of Net Result

Unit: Baht million

	2Q04		1Q04		2Q03		*% inc (dec)*	
	% Held	Share of net profit (loss)	% Held	Share of net profit (loss)	% Held	Share of net profit (loss)	*Compare to 1Q04*	*Compare to 2Q03*
ADVANC	42.95	2,166	43.01	2,162	43.09	2,204	*0.2*	*(1.7)*
SATTEL	51.47	124	51.48	96	51.53	129	*29.2*	*(3.9)*
ITV	53.08	(6)	53.22	(8)	55.53	(121)	*25.0*	*95.0*
OTHERS		(26)		(120)		(31)	*80.0*	*22.6*
Total		2,258		2,130		2,181	*6.0*	*3.5*

Business Summary

Wireless Communications Business

GSM Advance subscribers keep increasing

For 2Q04, ADVANC and its subsidiaries retained a total of 14,434,650 mobile phone subscribers, comprised of 2,093,560 postpaid GSM Advance and GSM 1800, and 12,341,090 prepaid One-2-Call!, programs. The subscriber base grew 570,450 or 4.1%, from 1Q04.

Satellite Business and International Business

Transponder Leasing and Related Business

iPSTAR Project

iPSTAR-1 passed the Thermal Vacuum Test phase II

After passing the Thermal Vacuum Test – Phase II in July 2004, the iPSTAR-1 satellite now is in the process of the Dynamic Test. The iPSTAR-1 can provide the service in the beginning of 2005.

SATTEL signed a 5-year contract with ICONZ, an Internet Service Provider in New Zealand. Moreover, SATTEL installed the 7th of the First generation iPSTAR gateway in Lao PDR which will provide benefit to the remote areas of the country. This kind of service will help LTC (an associate of SATTEL) to expand its coverage to remote areas very quickly and effectively compared to a terrestrial network.

Internet Business

Growth in Domestic Internet Business

Internet business kept growing especially hi-speed internet and leased line of CSL, an associate of SATTEL. The growth of internet user in Lao PDR and Cambodia was quite slow. The target markets of broad band internet (IPSTAR) in Lao PDR and Cambodia are foreign entity, SMEs and the public sectors.

Broadcasting Business

ITV restructure programming in April 2004

In 2Q04, ITV restructured their programming in order to create variety and serve the target group in each viewing period. As a result, the rating especially in prime time (3:00 – 10:30 PM) has risen to 3rd rank in June 2004 from 4th rank in March 2004.

Operating Results

Table 3: SHIN's selected financial information (the Company only)

Unit: Baht million

	2Q04	% Change QoQ	% Change YoY	6 mths 04	% Change YoY
Net profit	2,204	5.1%	(40.8%)	4,301	(24.3%)
Other income	7	-	(99.6%)	14	(99.1%)
Share of net result	2,258	6.0%	3.5%	4,388	5.3%
EPS (Baht)	0.75	2.4%	(41.0%)	1.46	(24.4%)

Net profit

In 2Q04, SHIN's net profit increased 5.1% from Baht 2,098 million in 1Q04 to Baht 2,204 million, but decreased 40.8% from Baht 3,720 million in 2Q03. The net profit of 1H04 decreased 24.3% from Baht 5,683 million in 1H03 to Baht 4,301 million. This is mainly due to:

Other income

In 2Q04, the other income decreased 99.6% from Baht 1,599 million in 2Q03 to Baht 7 million. In 1H04, the other income decreased 99.1% from Baht 1,616 million. These were mainly from a non-recurring income from the reversal of provision for liabilities and charges of the loan guarantee of 2Q03 in the amount of Baht 1,549 million which SHIN no longer has any obligations for.

Share of Net Results from investments

The share of net results from subsidiaries, joint ventures, and associates of 2Q04 increased 6.0% from Baht 2,130 million in 1Q04 to Baht 2,258 million in 2Q04. Also, the share of net results of 2Q04 increased 3.5% from Baht 2,181 million in the 2Q03. The six-month period ended June 2004 increased 5.3% from Baht 4,167 million to Baht 4,388 million. The main reasons were as follows:

ADVANC is the major contributor

ADVANC: The share of net result from ADVANC slightly increased from Baht 2,162 million in 1Q04 to Baht 2,166 million in 2Q04, but insignificantly decreased 1.7% from Baht 2,204 million in 2Q03. This decrease was due to fully utilized tax shield from loss carried forward in its subsidiary in 2Q03 in spite of the revenue that increased by 6.5% from 2Q03. There was an increased of 3.3% in the share of net result which rose from Baht 4,187 million in 1H03 to Baht 4,327 million in 1H04. These increased were primarily driven by the growth in ADVANC's net profit corresponding to the specific increase of subscribers to the prepaid One-2-Call! and the lower allowance for doubtful accounts. (For more details, see MD&A of ADVANC page 5-9.)

SATTEL: The share of net result from SATTEL rose 29.2% from Baht 96 million in 1Q04 to Baht 124 million in 2Q04 as a result of a gain on an unwinding option contract. However, the share of net result dropped 3.9% from Baht 129 million in 2Q03. In 2Q04, SATTEL had incurred a loss from foreign exchange while in 2Q03 had made a gain from foreign exchange. For 1H04, the share of net result dropped 28.9% from Baht 308 million in 1H03 to Baht 219 million. This was due to the decrease in revenue from transponder service. (For more details, see MD&A of SATTEL page 10-15.)

Share of loss improved from 2003 due to reduction in concession fee following The Arbitration Panel's decision

ITV: The share of net loss from ITV dropped 25.0% from Baht 8 million in 1Q04 to Baht 6 million in 2Q04 due to the decrease in interest expense but improved 76.0% from Baht 121 million in 2Q03. Comparing six-month period, the share of net loss dropped 88.5% from Baht 260 million in 1H03 to Baht 14 million. The reason for this was the reduction of the concession fee following the Arbitration Panel's decision. (For more details, see MD&A of ITV, page 16-19.)

Financial Position

Equity base still strong

SHIN's net assets (net amount of liabilities) or shareholders' equity increased by Baht 2,090 million, from Baht 32,690 million at 31 December 2003 to Baht 34,780 million at 30 June 2004. This was primarily from the net increase in the value of investments in the amount of Baht 1,494 million of which the main increase came from the share of net results from ADVANC. Also cash and current investments increased by Baht 613 million.

Cash Flow

SHIN had cash outflow from operating activities in the amount of Baht 51 million for 1H04 but had cash inflow Baht 12 million for 1H03. The increase in cash outflow was mainly due to the compensation payment under the shareholder agreement of the investment in TMC.

SHIN had cash inflow from investment activities in the amount of Baht 3,167 million from cash received from sale of investment in TMC to CSL in the amount of Baht 306 million and the dividend receipt of Baht 2,873 million.

SHIN had cash outflow from financing in the amount of Baht 2,508 million mainly from payment of dividend in the amount of Baht 2,653 million while share capital of SHIN related to the ESOP project increased by the amount of Baht 151 million.

Capital Structure and Liquidity

Liquidity ratio and D/E ratio improved significantly

SHIN's liquidity ratio rose sharply to 8.18x at 30 June 2004, from 4.89x at 31 December 2003, due to the cash receipt from dividend and disposal of investment in TMC.

Equity increased from the ESOP exercised

The debt to equity ratio improved to 0.09x at 30 June 2004, from 0.10x at 31 December 2003 as a result of the growth in equity which was generated from the above operating result.

Advance Info Public Company Limited and Subsidiaries

Overview

Higher net profit of 1H04 driven by larger 1-2-Call! subscriber base

For the 2Q04, the Company and its subsidiaries (the Group) had the total of 14,434,650 mobile phone subscribers, comprising of 2,093,560 subscribers on GSM Advance and GSM 1800 and 12,341,090 subscribers on 1-2-Call!. The subscriber base grew 570,450 or 4.1% from the first quarter of 2004.

During 2Q04, the Company launched a new campaign "Sawasdee" in May to serve provincial customers and light users. This campaign got strong responses immediately. As a result, new subscriber registrations have been continuously growing. In addition, small denomination refill cards (Baht40 and Baht50) were popular especially among the new customer group. Moreover, Calling Melody, launched during 1Q04, continued to have strong responses from 1-2-Call! subscribers,

The Group recorded the net profit of Baht 5,044 million for 2Q04, relatively stable compared to 1Q04. The net profit for the first half-year 2004 was Baht 10,074 million, up 3.5% compared to that of 1H03 due to 1-2-Call! subscriber growth and lower allowance for doubtful accounts. Net profit for 2Q04 fell 1.6% year-on-year while pretax profit rose 14% due mainly to 58% rise in income tax. The Group paid low income tax last year by utilizing loss carried forward from a subsidiary.

Operating Results

Table 1: Selected financial information

Amount in Million Baht

	2Q04	% Change QoQ	% Change YoY	1H04	% Change YoY
Total Revenue	24,100	0.1%	6.5%	48,178	6.3%
Total Cost	13,068	0.9%	2.7%	26,023	2.7%
Gross Margin	11,032	(0.8%)	11.3%	22,155	10.9%
SG&A	2,856	6.8%	7.1%	5,531	(3.1%)
Net Profit	5,044	0.3%	(1.6%)	10,074	3.5%
Diluted EPS (Baht)	1.71	0.0%	(2.3%)	3.42	3.0%

Total Revenue

The Group generated total revenue of Baht 24,100 million in 2Q04, up 0.1% from that of 1Q04 and 6.5% from that of 2Q03. The total revenue showed small growth from last year due mainly to falling sales on mobile phone, dragging down strong growth on service revenues. For the six-month period of this year, total revenue was Baht 48,178 million increased by 6.3% from the same period of last year as a result of:

- Revenue from services and equipment rentals

Larger 1-2-Call! subscriber base resulted in mobile service revenue growth

The mobile service revenue was a majority part of revenue from service and equipment rentals. In 2Q04, mobile service revenue was Baht 21,090 million, increased by 1.2% from that of 1Q04 and 14.6% from that of 2Q03. The slow growth from the last quarter was due to the lower usage which was also evidenced in the same period last year.

The increment was mainly due to higher prepaid service revenue, increased by Baht 196 million or 1.6% from 1Q04 and increased by Baht 3,176 million or 33.9% compared to 2Q03. For the six-month period, it was Baht 41,925 million increased by 15.7% for this year.

- Revenue from sales

Lower sales volume and cheaper sales price resulted in lower sales

Handset and accessory sales were major components in revenue from sales. In 2Q04, sales were Baht 3,010 million, dropped by Baht 234 million or 7.2% from 1Q04 and dropped by Baht 1,218 million or 28.8% compared to 2Q03. For the six-month period, revenue from sales was Baht 6,253 million dropped by 31.1% from the same period of last year. The decrease in handset sales came from lower sales volume as well as lower average selling price, impacted from an intense competition in handset sales.

Total Cost

Total cost was Baht 13,068 million in 2Q04, increased by 0.9% from that of 1Q04 and 2.7% from that of 2Q03. Total cost for the six-month period was Baht 26,023 million, an increase of 2.7% for this year as a result of:

- Cost of services and equipment rentals

Cost of services and equipment rentals was Baht 5,466 million in 2Q04, slightly rose from last quarter.

Comparing to 2Q03, the cost rose by Baht 670 million or 14.0%, and for the six-month period rose by 13.6%. The increment was principally owing to higher network amortization resulting from continuous expansion of mobile service network.

- Concession fee and excise tax

Concession fee and excise tax were Baht 4,971 million in 2Q04, slightly increased from previous quarter and increased by 10.2% from that of 2Q03.

For the six-month period, it increased by 12.7% from the same period of last year. The increase in concession fee and excise tax was in-line with the rise in revenue from mobile services.

- Cost of Sales

Cost of sales was Baht 2,631 million, decreased by 0.2% from that of 1Q04 and decreased by Baht 787 million or 23.0% compared to 2Q03. For the six-month period, it dropped by 24.7% from the same period of last year. due to lower sales volume.

Selling and Administrative expenses

Increase in marketing spending and decrease in doubtful accounts

Total selling and administrative expenses (SG&A) were Baht 2,856 million in 2Q04, accounted for 11.9% of total revenue. The SG&A increased by 6.8% from that of 1Q04, and increased 7.1% from that of 2Q03. The change of SG&A was principally because:

1. Marketing expense increased by Baht 124 million from that of 1Q04 due to an increase in marketing activities for 1-2-Call! Subscribers. Compared to 2Q03, the expense was up Baht 454 million.
2. Allowance for doubtful account fell by Baht 451 million from that of 2Q03. The decrease was mainly due to the Group's efforts in strengthening collection performance.
3. Administration expense rose by Baht 101 million from that of 1Q04 and rose by Baht 108 million compared to that of 2Q03. The increment came from provision for obsolete handset inventory and an increase of repair and maintenance expenses.

In 1H04, SG&A was Baht 5,531 million from Baht 5,709 million in 1H03, a decrease of 3.1%. The main reasons were due to an allowance for doubtful decreased of Baht 908 million and a write-off on mobile phone equipment of Baht 294 million in 1H03. These were offset by increase in marketing expense and staff cost at the amount of Baht 808 million and Baht 189 million respectively.

Income Tax

Lower income tax from 1Q04 resulted from lower scratch card sale.

In 2Q04, corporate income tax was Baht 2,784 million, fell by Baht 247 million or 8.1% from that of 1Q04. The main reason came from a decrease in taxable income from scratch card sales.

Higher income tax from 2Q03 due to tax shield utilized during FY03

Compared to 2Q03, income tax increased by Baht 1,027 million or up 58.5%, and for the six-month period increased by 61.8% as tax shield from loss carried forward in a subsidiary was fully utilized during 2003.

Net Profit

As aforesaid, net profit in 2Q04 rose by 0.3% from that of 1Q04, and it fell by 1.6% compared to 2Q03. For the six-month period, net profit increased by 3.5% from the same period of last year.

Financial Position

1. Assets

Total Asset increased by 2.0% from YE03

At the end of this quarter, total assets were Baht 127,421 million, increased by Baht 2,472 million or 2.0% from YE03. As a percentage of total assets, current assets and non-current assets accounted for 19.4% and 80.6% respectively.

Table 2: Major assets component

	30 June 2004		31 December 2003	
	Million Baht	% of Total Assets	Million Baht	% of Total Assets
Current Assets	24,669	19.4%	17,896	14.3%
Plant, Property and Equipment, net	11,557	9.1%	12,120	9.7%
Assets under concession agreements, net	75,664	59.4%	78,549	62.9%
Other non current assets	15,531	12.1%	16,384	13.1%

- Current Assets

As at June 2004, current assets considerably increased Baht 6,773 million or up 37.8% from YE03 by the major items:

1. The increment of cash and cash equivalent was from Baht 8,637 million as at YE03 to Baht 14,522 million mainly due to an increase in cash inflow from operation activities - net of cash flow from investing activities and financing activities.
2. The rise in inventory from Baht 1,027 million to Baht 1,654 million as at 2Q04. To serve customer's satisfaction, the Group stocked a variety model of mobile phones.

2. Liabilities

Total liabilities declined from YE03 resulted from prepayment of L/T-borrowings

Total liabilities were Baht 63,658 million at end of 2Q04, decreased by Baht 1,665 million or 2.5% from YE03. This was mainly due to prepayment of long-term borrowings in a subsidiary.

Table 3: Major liabilities component

	30 June 2004		31 December 2003	
	Million Baht	% of Total liabilities	Million Baht	% of Total liabilities
Other Current Liabilities	17,318	27.2%	15,913	24.4%
Concession right payable, accrued concession fee and excise tax[1]	8,333	13.1%	6,810	10.4%
Long-term borrowings and debentures, net[2]	37,993	59.7%	42,585	65.2%
Other non-current liabilities	14	0.0%	15	0.0%

[1] Concession right payable, Accrued Concession fee and Excise Tax including current-portion within 1 year and portion over 1 year

[2] Long-term borrowings and debentures, net including current-portion within 1 year and portion over 1 year

- Current Liabilities

As at June 2004, current liabilities grew Baht 1,405 million or up 8.8% from YE03 mainly due to higher corporate income tax payable of Baht 1,481 million.

- Concession right payable, accrued concession fee and excise tax

As at June 2004, the concession right payable, accrued concession fee and excise tax comprised of current-portion within 1 year Baht 7,339 million which was up by Baht 1,755 million or 31.4% and portion over 1 year Baht 994 million which fell down by Baht 231 million. The increment was primarily due to higher revenue from mobile service.

- Long-term borrowings and debentures, net

During the six-month period ended June 2004, the Group made total repayments of Baht 4,615 million, comprising of long-term debentures of Baht 1,500 million, Baht 73 million for financial leasing liabilities and prepayment of long-term borrowings by a subsidiary totaling Baht 3,042 million. As at June 2004, total long-term debentures and borrowings were Baht 37,993 million of which Baht 10,036 million was current portion within 1 year and Baht 27,957 million was portion over 1 year.

3. Shareholders' Equities

Total Equities rose by 7.0% from YE03 resulted from net income

As at June 2004, the Group had total equity of Baht 63,763 million, grew up by Baht 4,137 million from YE03 as a result of net income for six-month period by Baht 10,074 million, comprising of Baht 5,030 million in 1Q04 and Baht 5,044 million in 2Q04. The Company made dividend payment to shareholders by Baht 6,170 million in May 2004. In addition, during this period the Company had additional issued and fully paid-up shares from exercise of ESOP totaling 4.1 million shares (included 2.3 million shares in the first quarter) worth Baht 167 million and advance receipt from shareholders by Baht 32 million.

4. Liquidity

For the first half of year 2004, the Group's net cash flow increased by Baht 2,260 million, as a result of :

- Net cash outflow from investing activities down by Baht 3,641 million from the same period of prior year due to slow-down in network expansion investment.
- Net cash inflow from operating activities down by Baht 1,762 million from the same period of prior year, resulting from an increase in concession fee and excise tax from higher scratch card sales and a rise of marketing expenditure.
- Net Cash outflow from financing activities down by Baht 381 million from the same period of prior year.

Shin Satellite Public Company Limited and Subsidiaries

Overview

Net profit dropped 4.4 % from Q2/03

In Q2/2004, SATTEL's net profit was Baht 249 million, a decline of Baht 11 million or 4.4% from Q2/2003. Net profit for the first six months of 2004 was Baht 439 million, a decrease of Baht 174 million or 28.3% from the same period last year. This was because of a drop in the sales and services incomes.

Treated CSL as an associate instead of subsidiary after its IPO and recognized its performance by equity method

Consolidated sales and service income was Baht 1,117 million in Q2/2004, a decrease of Baht 346 million or 23.7%. This comprised revenue of Baht 730 million from transponder services, revenue from Internet services of Baht 17 million and revenue of Baht 370 million from the telephone business. As a result of the dilution of the stake in CS Loxinfo Plc (CSL) to 40.02% post IPO in April 2004, CSL became an associated company instead of a subsidiary. Therefore, consolidation was changes by exclusion of the financial statements of CSL to the use of the equity method commencing Q2/2004.

SATTEL Changed par/share from Bt 10 to Bt 5 and CSL announced dividend Bt0.15/Share

In May 2004, SATTEL paid out a dividend of Baht 0.5 per share at the par value of Baht 10 per share. On May 17 2004, the Company registered a new par value per share of Baht 5, from Baht 10 previously. Moreover, CSL announced it would pay a dividend of Baht 0.15 per share for the performance of the first six months of 2004.

Business Summary

Transponder leasing and related business

Thaicom Fleet

The Company officially commenced providing broadcasting services to a new Thai broadcaster.

IPSTAR Project

The IPSTAR-1 satellite had already passed its second Thermal Vacuum Test (TV Test) in July 2004. Currently, Space system/Loral (SS/L) is preparing to conduct a Dynamic Test. The Company expects the IPSTAR-1 satellite to commence service in early 2005.

Signed agreement with ICONZ and provided IPSTAR Mobile trunk in Lao

In this quarter, SATTEL signed a broadband service agreement with ICONZ, a leading Internet Service Provider in New Zealand. In addition, the Company has deployed the seventh first generation IPSTAR gateway and launched its IPSTAR Mobile Trunk service in Lao PDR. This kind of service will help LTC to expand its coverage to remote areas very quickly and effectively compared to a terrestrial network

Internet Business

The Internet business has been growing continuously, especially high speed Internet via satellite and leased line services provided by CSL. The Internet penetration rate is still low in Cambodia and Lao PDR, standing at 0.04% and 0.01%, respectively. Currently, LTC and Camshin are focusing on corporate users e.g. international organizations, SMEs and government agencies.

Telephone Business

This year, the Company has planned to implement a cost effective CDMA 450 MHz network for fixed line service in Lao PDR and Cambodia and CDMA 800 MHz networks for mobile systems service in Lao PDR. The Company expects this to launch the new networks in some regions in the third quarter 2004.

Directory Business

CSL and TMC will integrate and utilize their strengths by means of the synergy between the ISP and directory business to create a variety of services.

Consolidated Operating Results

The table below illustrates the financial highlights of the Company for Q2/2004 for the first six months of 2004.

Table 1: Selected financial information on SATTEL

Baht in millions)	Q2/04*	Q2/04	Q2/03	Change (%)	1H04*	1H04	1H03	Change (%)
Sales and service income	1,607	1,117	1,463	-23.7	3,089	2,600	2,873	-9.5
Cost of sell and services	967	713	825	-13.6	1,885	1,630	1,621	0.5
SG&A expenses	323	177	288	-38.5	615	470	454	3.6
EBIT	317	227	350	-35.1	590	499	798	-37.4
EBITDA	676	529	663	-20.2	1,293	1,147	1,596	-28.1
Net profit	249	249	260	-4.4	439	439	613	-28.3
EPS (Baht)	0.28	0.28	0.30		0.50	0.50	0.70	

* Adjusted financial figures: recognizing CSL's results by using the consolidation method

The Company has changed its accounting method used for the recognition of CSL's results. As the Company did not readjust the financial results of the comparative periods in the previous year, besides Net income, the single line comparison between the result in the consolidated income statement of Q2/2004 and six-month period 2004 and those for the same periods in the previous year might not provide an accurate comparison.

The Company prepared the adjusted financial figures for Q2/2003 and 1H/2003 to be comparable as presented in attachment 1.

Revenues from sales and service

Sales and service income consists of revenue from transponder services, Internet services and telephone services. Revenues from CSL and TMC were not included in consolidated sales and services income in Q2/2004, however, figures for the first half of 2004 include consolidated sales and service income of CSL and TMC for Q1/2004 only.

Sales and service income in Q2/2004 was Baht 1,117 million, a decrease of Baht 346 million or 23.7% from Baht 1,463 million in Q2/2002. Sales and service income for the first six months of 2004 was Baht 2,600 million, a decrease of Baht 273 million or 9.5% from Baht 2,873 million in the same period of 2002.

Satellite Transponder leasing and Related Services

Loss of all transponders leased by DOS caused lower transponder revenue while sales of IPSTAR UTs surged from Q2/03

Despite the end of transponder service agreements with the Department of Space (DOS) in 2003 that caused the reduction in revenue from transponder services, the Company was able to sell more IPSTAR user terminals than in Q2/2003, reflecting an increase in revenue from IPSTAR service in this quarter.

Revenue from transponder services in Q2/2004 was Baht 730 million, a decrease of Baht 88 million or 10.7% compared to Baht 818 million for the same period last year. For the first six month of 2004, revenue from transponder services was Baht 1,468 million, a decrease of Baht 223 million or 13.2% from Baht 1,691 million in the same period last year.

Internet Services

Did not include revenue from CSL into consolidated sales and service income

Revenue from the Internet business in this quarter was Baht 17 million, a decrease of Baht 291 million or 94.6% compared to Baht 308 million for Q2/2003 and decreased by Baht 135 million or 26.5% from Baht 508 million in the first six months of 2003 to Baht 374 million in the same period this year. This was substantially because in this quarter there was no CSL revenue included in consolidated sales and services income because of the use of the equity method to recognize the performance of CSL, after the Company lowered its ownership to 40.02% following CSL's IPO in April 2004.

Telephone Network Services

Subscribers of Camshin and LTC have gradually increased especially for Mobile Prepaid services. At the end of Q2/2004, Subscribers of Camshin and LTC increased by about 21% and 41% from Q2/2003, respectively.

Revenue from the telephone network business in Q2/2004 was Baht 370 million, an increase of Baht 33 million or 9.9% compared to Baht 337 million for Q2/2003 and was Baht 710 million fro the first six months of 2004, an increase of Baht 37 million or 5.6% from Baht 673 million for the same period last year.

Directory Services

Did not include revenue from TMC

As a result of the change in the accounting method to recognize results of CSL and TMC as described above, in this quarter, the Company did not record revenue from TMC in consolidated sales and services income. However, the Company, for the first half of 2004, had revenue from the directory business of Baht 47 million which occurred in Q1/2004.

Cost of Sales and service

Cost of sales decreased 13.6% from Q2/03 due to exclusion of cost of CSL

In Q2/2004, the Company had total costs of Baht 713 million, a decrease of Baht 112 million or 13.6% compared to Baht 825 million in Q2/2003 and had total cost of Baht 1,630 million, an increase of Baht 9 million or 0.5% from baht 1,621 million for the same period last year.

Satellite Transponder leasing and Related Services

Costs relating to IPSTAR services increased compare to the same period last year. Cost of sales of IPSTAR user terminals increased due to an increase in sales and the amortization of the IPSTAR first generation gateway, which also increased in this quarter. The decrease in the concession fee because of lower transponder service revenue partially offset this.

Internet Services

Costs associated with the Internet business sharply decreased this quarter compared to the same period last year. This was mainly because the Company did not include costs from CSL into the consolidated cost of sales and services. This also caused a reduction of our consolidated cost of sales and services in this period.

Telephone Network Services

An increase in costs associated with the telephone network business of both Camshin and LTC was caused mainly from an increase in amortization of telephone networking equipment. Moreover, Camshin's revenue sharing cost and specific tax payable also increased corresponding to an increase in Camshin's revenue.

Selling and Administrative Expenses

SG&A decreased 38.5% due to exclusion of SG&A of CSL

SG&A in Q2/2004 was Baht 177 million, a decrease of Baht 111 million, or 38.5% compared to Baht 288 million in Q2/2003. This was because of the exclusion of CSL's SG&A in the consolidated SG&A, but recognizing it using the equity method and smaller doubtful expenses.

SG&A for the first six months of 2004 was Baht 470 million, an increase of Baht 16 million or 3.6% compared to Baht 454 million for the same period last year.

Interest Expense

Interest expense was Baht 31 million in Q2/2004, a decrease of Baht 1 million or 1.6% compared to Baht 32 million for the same period in 2003 and was Baht 64 million in 1H/2004, a decrease of Baht 5 million or 7.6% from Baht 69 million for 1H/2003. The Company capitalized interest expenses relating to the IPSTAR project to the cost of the project. The Company will amortize this with the commencement of services.

Gain on Exchange rate

The Company has a policy to manage its foreign exchange exposure by using an appropriate financial instrument coupled with the benefit of a natural hedge (89% of our revenue is in foreign currency) to mitigate the exposure of the non-hedged portion.

The Company experienced a loss of Baht 45 million from foreign exchange in Q2/2004, in contrast to a gain of Baht 34 million in the same period the previous year. This was due to the Baht depreciating in the three- month period of Q2/2004 while it appreciated during the same period last year.

Other Income

The Company's other income were Baht 146 million and Baht 158 million in Q2/2004 and 1H/2004, respectively. This was mainly attributable to a gain following the termination of an option contract before its maturity date.

Share of net results from investment – equity method

Recognized performance of CSL by using equity method

The change in status of CSL from subsidiary to associate was reflected in an increase in the share of net results from investment in Q2/2004, compared to the same period last year. The share of net results from investment was Baht 37 million in Q2/2004, up from Baht 0.17 million for Q2/2003.

Income Tax Expense

Income tax expense was Baht 84 million in this quarter, an increase of Baht 3 million or 3.5%, from Baht 81 million in Q2/2003 and was Baht 137 million for 1H/2004, a decrease of Baht 19 million or 12.5% from Baht 156 million for 1H/2003. The effective tax rate during this period was 22.5%.

Financial Position

At the end of Q2/2004, the Company had total assets of Baht 26,280 million, increased from the end of 2003 by Baht 1,164 million or 4.6%. Investment in the IPSTAR project and the expansion of telephone network in Cambodia and Laos accounted for this increase. In this quarter, the Company presents CSL's net assets as an investment in an associate because of the change in the recognition method of CSL following its IPO, as described above.

Table 2: SATTEL's Asset Components

Asset	June 30, 2004*		June 30,2004		December 31, 2003	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	4,124	14.6	2,370	9.0	2,671	10.6
PP&E Net	18,622	66.0	18,350	69.8	17,104	68.1
Investment in associates	3.0	0.01	721	2.8	2.7	0.01
PP&E under the concession agreement, net	4,394	15.6	4,292	16.3	4,771	19.0

* Adjusted financial figures: recognizing CSL's financial position by using the consolidation method

At the end of Q2/2004, the Company had a current ratio of 0.44 times, down from 0.57 at the end of 2003. This was because of an increase of long-term loans that will be due within one year, of around Baht 1,216 million. Most of them are for the IPSTAR project.

Since CSL changed its status from subsidiary to associate in this quarter, the investment in CSL was presented in an "investment in associate" item instead of recognizing its financial status (assets and liabilities) line by line in our consolidated financial statement. Thus, at the end of Q2/2004, the Company's "investment in associate" was Baht 721 million, up from Baht 2.7 million at the end of 2003.

The Company's total borrowing from financial institutions at the end of Q2/2004 was Baht 15,914 million, an increase of Baht 909 million from Baht 15,005 million at the end of 2003. This was substantially accounted for IPSTAR project. Shares holders' equity was Baht 8,794 million at the end of this quarter. In Q2/2004, SATTEL's paid up capital increased from Baht 4,375 million at the end of 2003 to Baht 4,380 million because of the exercise to purchase shares under the Employee Stock Option Plan (the ESOP project). The debt to equity ratio at the end of Q2/2004 was 1.81 times.

The Company's cash flow from operations for 1H/2004 was Baht 1,114 million, net cash flow used for investing activities was Baht 2,161 million, mainly for the IPSTAR project, the expansion of the telephone network. Net cash flow from financing was Baht 2,178 million.

Attachment

In order to make financial results of Q2/2004 and Q2/2003 comparable, we have adjusted the financial figures to be presented on the same basis, which is to recognize CSL's result by using the equity method.

Table 3: Adjusted financial information

Unit: (Baht in millions)	**Q2/04**	**Q2/03**	**Change (%)**	**1H04**	**1H03**	**Change (%)**
Sales and service income	1,117	1,146	-2.6	2,209	2,368	-6.7
Cost of sell and services	713	627	13.7	1,405	1,286	9.3
SG&A expenses	177	203	-12.6	355	328	8.3
EBIT	227	316	-28.2	448	755	-40.6
Share of net results from investment – equity method	37	15	143.0	66	16	303.5
Net profit	249	260	-4.4	439	613	-28.3
EPS (Baht)	0.28	0.30		0.50	0.70	

Table 4: Adjusted SATTEL's Asset Components

Asset	June 30, 2004		December 31, 2003	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	2,370	9.0	2,133	8.7
PP&E Net	18,350	69.8	16,863	69.1
Investment in associates	721	2.8	276	1.1
PP&E under the concession agreement, net	4,292	16.3	4,646	19.0

ITV Public Company Limited

Company Highlights

New programming schedule in April 2004

In 2Q04, the Company has restructured its programs with the co-operation of Kantana and Born, the strategic partners and outstanding content producers. The new program schedule created variety programs in order to serve the target group in each period. The major programs in prime time slots are as follow:

Time Slot	New Programs		Old Programs
	Mon. - Fri.	Sat. - Sun.	
15:00 - 16:00	Ruam Mue Ruam Jai	Rental	Rental 15:00-17:00
16:00 - 18:00	Family Time	Rental / Twilight Show	Asian Series / Rental 17:00-18:00
18:00 - 19:30	News		Thai Drama 18:00-19:00
19:30 - 20:00	Thai Drama		News 19:00-20:30
20:10 - 20:40	Millionaire Game		
20:40 - 21:40	Happy Hour		Knowledge Variety 20:30-21:10 / Asian Series 21:10-22:30
21:40 - 22:05	HOT NEWS	Knowledge Variety	
22:05 - 22:35	Thai Drama		
22:35 - 23:35	Spice Variety		

Improvement of prime time program rating from 1.38 in March to 2.15 in June

The overall program ratings of the station have significantly improved in 2Q04, especially in the prime time period (15:00 – 22:30), as a result of new programming schedule. The station prime time rating in June was 2.15 placed in the third rank of the industry (after CH 7 and CH 3) better than 1.38 in March, in which ITV was in the fourth rank (after CH 7, CH 3 and CH 9).

In term of Ad-spending Share and Audience Share of the Company, the shares have improved from 14% and 9% in 2Q03 to 15% and 11% in 2Q04 respectively.

Overview

Net profit increased by 17% from previous quarter

The Company had net profit of Baht 28 million in 2Q04, a 17% improvement from Baht 24 million in 1Q04, and net loss of Baht 179 million in 2Q03.

Gross profit in this quarter was Baht 204 million, slightly decreased by 5.8% from the previous quarter, due to the new programming schedule in April 2004 with additional weekend time slots of Thai Drama. This resulted in an increase of production cost in this quarter. However, the gross profit significantly increased by 57.0% from 2Q03.

Operating Results (Consolidated)

ITV's selected financial information

Unit: Baht million

	2Q04	% Change QoQ	% Change YoY	6M04	% Change YoY
Total Revenue	459	1.9%	2.1%	909	10.6%
Cost of Services	255	9.0%	-20.1 %	489	-17.8%
SG&A Expenses	110	-10.8%	15.5%	233	21.5%
Concession Fee	58	-	-71.2%	115	-71.3%
Net profit (Loss)	28	17.1%	115.7%	52	113.3%
EPS (Baht)	0.02	-	0.18	0.04	0.38

Revenues

Total revenue increased from the programs restructuring in 2Q04

In 2Q04, total revenue increased by 1.9% and 2.1% from 1Q04 and 2Q03 respectively.

Total revenue comprising of:

1. Advertising revenue of Baht 363 million, a growth of 8.2% from 1Q04. The increment mainly due to the high season period of second quarter of each year. However, advertising revenue dropped 1.8% from 2Q03. In 2Q03 the Company generated additional revenue from Miss Thailand Contest of Baht 23 million and other events of Baht 37 million, totaling Baht 60 million. For this year, the events were postponed and Miss Thailand Contest will be arranged in November.
2. Rental revenue of Baht 95 million, decreased by 16.3% from the previous quarter due to the new programming schedule which reduced rental hour during early prime time 15:00-18:00. The purpose is to create good rating programs to support sales of prime time and super prime time programs. Compared to 2Q03, rental revenue jumped by 20.6% as a result of increase in rental fee since 3Q03.

For 6M04 the Company's total revenue rose by 10.6% from 6M03.

Total Expenses

In 2Q04, the total expense was Baht 423 million increased by 1.9% from 1Q04 but significantly dropped by 31.2% from 2Q03 as the following:

1. Cost of Services

   In 2Q04, the Company's cost of service increased by 9.0% from the previous quarter. This is mainly due to an additional weekend time slot of Thai Drama programs, and a replacement of existing rental programs by early prime time programs which are news and Family Time (15:00-18:00).

   A significantly decrease of 20.1%, compared to 2Q03, came primarily from lower cost of major marketing events of Baht 54 million, and a replacement of in-house program – Asian Series, by time sharing programs that have no production cost, in this quarter.

For 6M04, the cost of service decreased by 17.8% as a result of higher cost of events organized in 6M03.

2. Selling and Administrative Expenses (SG&A)

In 2Q04, SG&A decreased by 10.8% from 1Q04, mainly due to the extraordinary expenses of accrued tax penalty of Baht 9 million in the previous quarter.

Compared to 2Q03, SG&A increased by 15.5%, resulted from the new program launching in April 2004.

SG&A for 6M04 rose by 21.5% from 6M03, resulted from tax penalty of Baht 9 million and a legal consulting fee of Baht 11 million

3. Concession Expense

The concession fee in this quarter was Baht 58 million, decreased by Baht 142 million from 2Q03, consequently from the arbitration panel's decision on January 30, 2004 to reduce the minimum guarantee, which stipulated in the concession agreement, to Baht 230 million per year.

Interest Expense

In 2Q04, interest expense decreased by 28.4% from the previous quarter. As the result of the positive operating outcome in the prior consecutive two quarters, that gives the Company capability to repay short term debt of Baht 250 million in this quarter. Consequently, the net Interest bearing debt burden of the Company decreased from Baht 1,006 million in 1Q04 to Baht 823 million in 2Q04.

Financial Position (Consolidated)

1. Assets Components

At the end of June 30, 2004, the Company had total assets of Baht 3,091 million, a slight increase from at the end of 2003. Major asset components comprise:

Assets	June 30, 2004		December 31, 2003	
	Amount (Btmn)	% of Total Asset	Amount (Btmn)	% of Total Asset
Net Assets under Concession	2,371	76.7%	2,447	76.7%
Accounts Receivable	348	11.3%	384	12.0%

In addition, there was investment in entertainment programs of Baht 106 million, which was the same level as the end of 2003.

2. Liquidity

Current ratio

Better liquidity from profitable operation

At the end of June 2004, the Company had a current ratio of 0.78x, increased from 0.70x at the end of 2003, which represented a better liquidity of the Company coming from profitable operation.

3. Sources of funds

3.1 Capital Structure

At the end of June 2004, the Company had debt to equity ratio of 1.08x, a slight decrease from 1.25x at the end of 2003. This represented a stronger capital structure. A decrease in equity ratio was due to a decrease in short-term loan and interest rate reduction, and an increase in total equity from profitable operation in this quarter.

3.2 Shareholders' Equity

Increase in shareholders' equity

At the end of June 2004, the Company's shareholders' equity was Baht 1,485 million, an increase of 4.8% from the end of 2003. This was due to an increase in paid up capital as the result of the exercise of ESOP and the 6 months profit of Baht 52 million.

3.3 Liabilities

At the end June 2004, the Company had net short-term borrowings of Baht 50 million, and net long-term loan of Baht 773 million, a decrease of Baht 283 million from the end of 2003.

Disclaimer

This document contains certain forward-looking statements. They refer to future events and to the future financial performance of the Companies.

Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue". Although the Companies believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Summary Translation Letter
To the Stock Exchange of Thailand
August 13, 2004

Ref: CF 077/04

August 13, 2004

Subject : Report of Financial Covenants Compliance
Shin Corporation Plc.

To The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Shin Corporation Plc. SHIN075A, the Company is required to maintain its debt to equity ratio at not more than 1.5:1. This ratio will be calculated from an unconsolidated financial statement of the Company on a quarterly basis. The Company is, in addition, required to report a default on any debt obligations if there is any.

We would like to notify you that as at 30 June, 2004 the debt to equity ratio of the Company is 0.09 : 1 and we are in compliance with the conditions set forth in the Terms and Conditions of the above debenture.

SHIN CORPORATION PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY
FINANCIAL STATEMENTS (UNAUDITED)

30 JUNE 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 June 2004 and the related consolidated and company statements of income for the three-month and six-month periods ended 30 June 2004 and 2003, and the related consolidated and company statements of changes in shareholders' equity and cash flows for the six-month periods ended 30 June 2004 and 2003 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and, accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2003 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 24 February 2004. The consolidated and company balance sheets as at 31 December 2003, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
13 August 2004

Shin Corporation Public Company Limited

Balance Sheets

As at 30 June 2004 and 31 December 2003

		Consolidated		Company	
		30 June 2004	31 December 2003	30 June 2004	31 December 2003
		Unaudited	Audited Restated	Unaudited	Audited Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
ASSETS					
Current assets					
Cash and cash equivalents		3,668,182	3,579,242	2,015,762	1,401,310
Current investments	13	510,387	296,258	281,902	283,746
Trade accounts and notes receivable, net	5	1,929,228	2,004,039	12,483	19,308
Amounts due from and advances to related parties	12	21,348	6,080	203	1,210
Inventories, net		479,412	562,341	-	-
Other current assets		692,523	741,612	49,004	34,968
Total current assets		7,301,080	7,189,572	2,359,354	1,740,542
Non-current assets					
Investments in subsidiaries, associates and joint ventures	6	28,416,549	26,223,131	35,593,221	34,099,433
Other investments		25,000	25,000	25,000	25,000
Loans to other company		27,289	26,422	-	-
Property and equipment, net	7	18,681,480	17,443,341	49,990	61,153
Other assets					
Property and equipment under concession agreements, net	7	6,527,773	7,075,769	-	-
Goodwill, net	7	1,453,356	1,556,639	-	-
Intangible assets, net	7	347,728	377,279	34,859	30,699
Other assets		304,026	241,833	6,701	6,781
Total non-current assets		55,783,201	52,969,414	35,709,771	34,223,066
Total assets		63,084,281	60,158,986	38,069,125	35,963,608

Director ______________________ Director ______________________

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 12 to 38 are an integral part of these interim financial statements.

	Notes	Consolidated 30 June 2004 Unaudited Baht'000	Consolidated 31 December 2003 Audited Restated Baht'000	Company 30 June 2004 Unaudited Baht'000	Company 31 December 2003 Audited Restated Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	8	978,000	1,197,000	-	-
Trade accounts and notes payable		1,131,930	1,024,458	4,012	1,626
Amounts due to and loans from related parties	12	2,530	2,287	1,760	3,164
Short-term loan from other company	8	-	6,102	-	-
Current portion of long-term borrowings	8	3,091,042	1,875,118	227,602	227,582
Current portion of swap contracts payable, net		142,736	604,490	-	-
Accrued concession fees		979,059	686,803	-	-
Other current liabilities		1,025,793	1,311,830	54,898	123,403
Total current liabilities		7,351,090	6,708,088	288,272	355,775
Non-current liabilities					
Swap contracts payable, net		-	36,521	-	-
Long-term borrowings, net	8	12,766,219	12,641,124	2,180	2,277
Long-term debentures, net	8	2,676,339	2,672,597	2,676,340	2,672,597
Other liabilities		450,495	397,014	321,766	242,534
Total non-current liabilities		15,893,053	15,747,256	3,000,286	2,917,408
Total liabilities		23,244,143	22,455,344	3,288,558	3,273,183
Shareholders' equity					
Share capital	9				
Authorised share capital - common shares		5,000,000	5,000,000	5,000,000	5,000,000
Issued and paid-up share capital - common shares		2,949,052	2,939,047	2,949,052	2,939,047
Warrants		607,941	607,941	607,941	607,941
Premium on share capital		5,037,891	4,871,898	5,037,891	4,871,898
Unrealised gain from dilution of investment	1	3,585,367	3,317,161	3,585,367	3,317,161
Unrealised loss from revaluation of investment		(20,281)	(18,615)	(20,281)	(18,615)
Advance receipt for share subscription		7,476	25,272	7,476	25,272
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		22,183,466	20,534,744	22,183,466	20,534,744
Cumulative foreign currency translation adjustment		(70,345)	(87,023)	(70,345)	(87,023)
Total parent's shareholders' equity		34,780,567	32,690,425	34,780,567	32,690,425
Minority interests		5,059,571	5,013,217	-	-
Total shareholders' equity		39,840,138	37,703,642	34,780,567	32,690,425
Total liabilities and shareholders' equity		63,084,281	60,158,986	38,069,125	35,963,608

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 12 to 38 are an integral part of these interim financial statements.

		Consolidated		Company	
		30 June 2004	30 June 2003 Restated	30 June 2004	30 June 2003 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues					
Revenues from sales and services		2,589,683	2,555,546	73,468	77,431
Other income	10	151,318	1,652,847	7,156	1,599,804
Share of net results from investments					
- equity method		2,203,089	2,205,843	2,258,027	2,181,358
Total revenues		4,944,090	6,414,236	2,338,651	3,858,593
Expenses					
Cost of sales and services		1,752,274	1,514,978	28,875	25,829
Concession fee		192,330	360,250	-	-
Selling and administrative expenses		475,658	571,512	59,779	64,882
Directors' remuneration		2,992	2,545	1,834	1,600
Total expenses		2,423,254	2,449,285	90,488	92,311
Income before interest and tax		2,520,836	3,964,951	2,248,163	3,766,282
Interest expense		(84,172)	(92,631)	(44,380)	(46,644)
Income tax		(101,802)	(91,170)	-	-
Income before minority interests		2,334,862	3,781,150	2,203,783	3,719,638
Share of net result from subsidiaries to minority interests		(131,079)	(61,512)	-	-
Net income for the period		2,203,783	3,719,638	2,203,783	3,719,638
Basic earnings per share (Baht)	3				
Net income for the period		0.75	1.27	0.75	1.27
Diluted earnings per share (Baht)	3				
Net income for the period		0.72	1.27	0.72	1.27

SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 12 to 38 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited

Statements of Income (unaudited)

For the six-month periods ended 30 June 2004 and 2003

		Consolidated		Company	
		30 June 2004	30 June 2003 Restated	30 June 2004	30 June 2003 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues					
Revenues from sales and services		5,377,952	4,853,396	149,623	156,262
Other income	10	176,336	1,678,579	14,414	1,616,368
Share of net results from investments - equity method		4,365,822	4,188,366	4,388,376	4,167,101
Total revenues		9,920,110	10,720,341	4,552,413	5,939,731
Expenses					
Cost of sales and services		3,508,588	2,853,708	56,310	54,591
Concession fee		381,853	734,858	-	-
Selling and administrative expenses		1,122,162	949,612	102,503	105,991
Directors' remuneration		6,560	5,747	3,823	3,243
Total expenses		5,019,163	4,543,925	162,636	163,825
Income before interest and tax		4,900,947	6,176,416	4,389,777	5,775,906
Interest expense		(171,942)	(188,407)	(88,336)	(92,917)
Income tax		(165,952)	(168,095)	-	-
Income before minority interests		4,563,053	5,819,914	4,301,441	5,682,989
Share of net result from subsidiaries to minority interests		(261,612)	(136,925)	-	-
Net income for the period		4,301,441	5,682,989	4,301,441	5,682,989
Basic earnings per share (Baht)	3				
Net income for the period		1.46	1.93	1.46	1.93
Diluted earnings per share (Baht)	3				
Net income for the period		1.41	1.93	1.41	1.93

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 12 to 38 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited
Statements of Changes in Shareholders' Equity (unaudited)
For the six-month periods ended 30 June 2004 and 2003

Consolidated (Baht'000)

	Issued and paid up share capital (Note 9)	Warrants (Note 9)	Premium on share capital (Note 9)	Unrealised gain from dilution of investment (Note 1)	Unrealised gain (loss) from revaluation of investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2002											
As previously reported	2,937,000	607,941	4,837,500	-	-	-	500,000	17,797,951	10,192	4,367,277	31,057,861
Prior period adjustment (Note 1)	-	-	-	3,191,256	-	-	-	(3,191,256)	-	-	-
As restated	2,937,000	607,941	4,837,500	3,191,256	-	-	500,000	14,606,695	10,192	4,367,277	31,057,861
Unrealised gain from dilution of investment	-	-	-	3,294	-	-	-	-	-	-	3,294
Unrealised gain from revaluation of investment	-	-	-	-	2,129	-	-	-	-	-	2,129
Net income for the period	-	-	-	-	-	-	-	5,682,989	-	-	5,682,989
Foreign currency translation adjustment decrease during the period	-	-	-	-	-	-	-	-	(23,865)	-	(23,865)
Minority interests increase during the period	-	-	-	-	-	-	-	-	-	334,512	334,512
Dividend paid during the period	-	-	-	-	-	-	-	(1,466,858)	-	-	(1,466,858)
As at 30 June 2003	2,937,000	607,941	4,837,500	3,194,550	2,129	-	500,000	18,822,826	(13,673)	4,701,789	35,590,062

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 12 to 38 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited
Statements of Changes in Shareholders' Equity (unaudited) (Continued)
For the six-month periods ended 30 June 2004 and 2003

	Consolidated (Baht'000)										
	Issued and paid up share capital (Note 9)	Warrants (Note 9)	Premium on share capital (Note 9)	Unrealised gain from dilution of investment (Note 1)	Unrealised gain (loss) from revaluation of investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2003											
As previously reported	2,939,047	607,941	4,871,898	-	(18,615)	25,272	500,000	23,851,905	(87,023)	5,013,217	37,703,642
Prior period adjustment (Note 1)	-	-	-	3,317,161	-	-	-	(3,317,161)	-	-	-
As restated	2,939,047	607,941	4,871,898	3,317,161	(18,615)	25,272	500,000	20,534,744	(87,023)	5,013,217	37,703,642
Increased share capital	10,005	-	165,993	-	-	-	-	-	-	-	175,998
Unrealised gain from dilution of investment	-	-	-	268,206	-	-	-	-	-	-	268,206
Unrealised loss from revaluation of investment	-	-	-	-	(1,666)	-	-	-	-	-	(1,666)
Advance receipt for share subscription decrease during the period	-	-	-	-	-	(17,796)	-	-	-	-	(17,796)
Net income for the period	-	-	-	-	-	-	-	4,301,441	-	-	4,301,441
Foreign currency translation adjustment decrease during the period	-	-	-	-	-	-	-	-	16,678	-	16,678
Minority interests increase during the period	-	-	-	-	-	-	-	-	-	46,354	46,354
Dividend paid during the period (Note 4)	-	-	-	-	-	-	-	(2,652,719)	-	-	(2,652,719)
As at 30 June 2004	2,949,052	607,941	5,037,891	3,585,367	(20,281)	7,476	500,000	22,183,466	(70,345)	5,059,571	39,840,138

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 12 to 38 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited

Statements of Changes in Shareholders' Equity (unaudited) (Continued)

For the six-month periods ended 30 June 2004 and 2003

	Company (Baht'000)										
	Issued and paid up share capital (Note 9)	Warrants (Note 9)	Premium on share capital (Note 9)	Unrealised gain from dilution of investment (Note 1)	Unrealised gain (loss) from revaluation of investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2002											
As previously reported	2,937,000	607,941	4,837,500	-	-	-	500,000	17,797,951	10,192	-	26,690,584
Prior period adjustment (Note 1)	-	-	-	3,191,256	-	-	-	(3,191,256)	-	-	-
As restated	2,937,000	607,941	4,837,500	3,191,256	-	-	500,000	14,606,695	10,192	-	26,690,584
Unrealised gain from dilution of investment	-	-	-	3,294	-	-	-	-	-	-	3,294
Unrealised gain from revaluation of investment	-	-	-	-	2,129	-	-	-	-	-	2,129
Net income for the period	-	-	-	-	-	-	-	5,682,989	-	-	5,682,989
Foreign currency translation adjustment decrease during the period	-	-	-	-	-	-	-	-	(23,865)	-	(23,865)
Dividend paid during the period	-	-	-	-	-	-	-	(1,466,858)	-	-	(1,466,858)
As at 30 June 2003	2,937,000	607,941	4,837,500	3,194,550	2,129	-	500,000	18,822,826	(13,673)	-	30,888,273

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 12 to 38 are an integral part of these interim financial statements.

oration Public Company Limited
s of Changes in Shareholders' Equity (unaudited) (Continued)
-month periods ended 30 June 2004 and 2003

	Company (Baht'000)										
	Issued and paid up share capital (Note 9)	Warrants (Note 9)	Premium on share capital (Note 9)	Unrealised gain from dilution of investment (Note 1)	Unrealised gain (loss) from revaluation of investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
ecember 2003											
sly reported	2,939,047	607,941	4,871,898	-	(18,615)	25,272	500,000	23,851,905	(87,023)	-	32,690,425
iod adjustment (Note 1)	-	-	-	3,317,161	-	-	-	(3,317,161)	-	-	-
	2,939,047	607,941	4,871,898	3,317,161	(18,615)	25,272	500,000	20,534,744	(87,023)	-	32,690,425
l share capital	10,005	-	165,993	-	-	-	-	-	-	-	175,998
:d gain from dilution tment	-	-	-	268,206	-	-	-	-	-	-	268,206
ed loss from revaluation tment	-	-	-	-	(1,666)	-	-	-	-	-	(1,666)
receipt for share subscription e during the period	-	-	-	-	-	(17,796)	-	-	-	-	(17,796)
me for the period	-	-	-	-	-	-	-	4,301,441	-	-	4,301,441
currency translation adjustment se during the period	-	-	-	-	-	-	-	-	16,678	-	16,678
l paid during the period (Note 4)	-	-	-	-	-	-	-	(2,652,719)	-	-	(2,652,719)
une 2004	2,949,052	607,941	5,037,891	3,585,367	(20,281)	7,476	500,000	22,183,466	(70,345)	-	34,780,567

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

o the interim consolidated and company financial statements on pages 12 to 38 are an integral part of im financial statements.

Shin Corporation Public Company Limited

Statements of Cash Flows (unaudited)

For the six-month periods ended 30 June 2004 and 2003

		Consolidated		Company	
		30 June 2004	30 June 2003 Restated	30 June 2004	30 June 2003 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Net cash flows from/ (used in) operating activities	11	1,396,860	1,632,813	(51,993)	12,021
Cash flows from investing activities					
Acquisition of subsidiaries, associates and joint ventures, net of cash acquired	6	(175,538)	(292,265)	-	-
Disposals of a joint venture	6	-	-	306,000	-
Purchases of property and equipment		(1,566,674)	(3,454,973)	(15,128)	(13,290)
Investments in intangible assets		(7,218)	(29,515)	-	-
Investments in property and equipment under concession agreements		(41,941)	(72,557)	-	-
Decrease (increase) in current investments		(218,490)	297,886	-	297,466
Increase in loans and advances to related parties		-	21,935	1,008	143,089
Proceeds from disposal of equipment		1,792	22,484	1,694	128
Dividends received from subsidiaries and associate		2,653,795	1,958,754	2,873,473	2,113,696
Net cash flows from/ (used in) investing activities		645,726	(1,548,251)	3,167,047	2,541,089
Cash flows from financing activities					
Receipts from short-term loans		2,448,012	1,222,027	-	-
Receipts from long-term loans		941,650	5,046,828	-	-
Receipts from share capital issued by a subsidiary		1,120,472	245,000	-	-
Receipts from share capital increased		158,202	-	158,202	-
Repayments of short-term loans		(2,183,291)	(2,998,896)	-	-
Repayments of long-term loans		(203,410)	(846,718)	(6,084)	(5,888)
Dividends paid		(2,652,720)	(1,466,858)	(2,652,720)	(1,466,858)
Dividends paid to minority interests		(106,206)	-	-	-
Net cash flows from/ (used in) financing activities		(477,291)	1,201,383	(2,500,602)	(1,472,746)
Net increase in cash and cash equivalents		1,565,295	1,285,945	614,452	1,080,364
Cash and cash equivalents, opening balance		3,579,242	2,130,368	1,401,310	984,134
Cash recognised on change of status of associate to joint venture		-	84,789	-	-
Cash recognised on change of status of subsidiary to associate		(1,469,858)	-	-	-
Unrealised loss on exchange rate		(6,497)	(3,453)	-	(1,339)
Cash and cash equivalents, closing balance		3,668,182	3,497,649	2,015,762	2,063,159

SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 12 to 38 are an integral part of these interim financial statements.

Supplemental disclosures of cash flow information

Interest and income tax paid

Interest and income tax paid during the six-month periods ended 30 June 2004 and 2003 are as follows:

	Consolidated		Company	
	30 June 2004	30 June 2003 Restated	30 June 2004	30 June 2003 Restated
	Baht Million	Baht Million	Baht Million	Baht Million
Interest paid	219.15	169.01	0.09	0.12
Income tax paid	243.03	92.09	4.99	4.84
Non-cash transactions				
Increase property and equipment and intangible assets from liabilities	154.40	973.25	2.86	1.29
Property and equipment under finance leases	1.68	4.28	0.64	-

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

1. Basis of preparation

The interim consolidated and company financial statements have been prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in a full format as required by the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, "Interim Financial Reporting" and additional notes are presented as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2003, except for the following matters:

Change in the accounting policy for revenue recognition of telephone directory publication

During the first quarter of 2004, TMC, the joint venture, changed its accounting policy for revenue recognition in respect of the telephone directory publication (calendar year). Revenue was previously recognised evenly over the year of publication and is now recognised evenly over the useful life of the telephone directory. This change was implemented in order to comply with the change in business circumstances and the international practice of the telephone directory publication business.

The Company recorded the effects of the change in revenue recognition in TMC in the first quarter of 2004, but it did not retrospectively adjust the consolidated and the company's financial statements since the outcome of the change does not have a material impact on the financial statements. However, if the Company restated the financial statements, the effects of this change on the consolidated and company financial statements would be as follows:

	As at 31 December 2003 (Baht Million)	
Balance sheet	**Consolidated**	**Company**
Increase (decrease) in total assets	60.95	(73.19)
Increase in total liabilities	134.14	-
Decrease in retained earnings carried forward	73.19	73.19

Statement of income

In addition, this would result in net profit for the three-month and six-month period ended 30 June 2003 in the consolidated and company's interim financial statements being decreased by Baht 4.86 million and Baht 6.92 million, respectively.

Accounting for profits (losses) on dilution of interest in subsidiaries and associates

On 30 April 2004, The Securities and Exchange Commission of Thailand (SEC) issued a memo regarding the accounting treatment of investments in subsidiaries and associates following a letter issued by the Institute of Certified Accountant and Auditor of Thailand dated 23 April 2004. This is related to the recognition of the increase in value of investments in subsidiaries or associates, whose shareholders' equity increased from a sale of its shares to the public at a price higher than the carrying amount, in the shareholders' equity.

During the period ended 30 June 2004, the Company changed its accounting treatment of such gain on dilution to book as an unrealized gain on dilution from investment in the shareholders' equity. Previously, such gain was booked as other income as part of the statement of income. The Company has retroactive such accounting.

The impact of such change to the consolidated balance sheet and the Company balance sheet as at 31 December 2003 and the consolidated statement of income and the Company statement of income is as follow:

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

1. **Basis of preparation (continued)**

	31 December 2003 (Baht Million) Consolidated and Company
Balance Sheet	
Shareholders' equity	
Increase in unrealised gain on dilution from investment	3,317.16
Decrease in retained earnings carried forward	3,317.16
Decrease in retained earnings brought forward	3,191.26

Statement of Income

The change also resulted in a decrease in the consolidated net profit and the Company net profit for the six-month periods ended 30 June 2004 and 2003 in the amount of Baht 52.11 million and Baht 3.29 million, respectively.

Costs that incur unevenly during the financial year are recognised as an expense or deferred in the interim report only if it would be also appropriate to recognise or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2003 annual financial statements.

SHIN CORPORATION

2. Segment information

Financial information by business segments:

For the three-month period ended 30 June 2004 (Baht Million)

	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	749.22	370.16	30.55	34.90	1,238.05	158.33	0.25	73.46	(65.24)	2,589.68
Share of net results from investments - equity method	-	2,166.30	36.79	-	-	-	-	-	-	2,203.09
Total revenues	749.22	2,536.46	67.34	34.90	1,238.05	158.33	0.25	73.46	(65.24)	4,792.77
Segment result	112.09	2,273.25	27.83	4.90	66.90	(42.54)	(16.25)	(17.02)	6.62	2,415.78
Operating profit										2,415.78

For the six-month period ended 30 June 2004 (Baht Million)

	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	1,501.20	710.46	412.05	70.81	2,441.75	221.63	0.25	149.62	(129.82)	5,377.95
Share of net results from investments - equity method	-	4,328.92	36.90	-	-	-	-	-	-	4,365.82
Total revenues	1,501.20	5,039.38	448.95	70.81	2,441.75	221.63	0.25	149.62	(129.82)	9,743.77
Segment result	230.29	4,546.81	53.86	8.33	4.67	(65.73)	(22.84)	(13.01)	7.14	4,749.52
Operating profit										4,749.52

For the three-month period ended 30 June 2003 (Baht Million)

	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	831.03	334.37	355.72	37.28	998.11	-	-	77.43	(78.39)	2,555.55
Share of net results from investments - equity method	-	2,205.57	0.27	-	-	-	-	-	-	2,205.84
Total revenues	831.03	2,539.94	355.99	37.28	998.11	-	-	77.43	(78.39)	4,761.39
Segment result	187.42	2,316.40	(15.17)	4.55	(169.32)	-	-	(14.75)	7.49	2,316.62
Operating profit										2,316.62

For the six-month period ended 30 June 2003 (Baht Million)

	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	1,725.07	672.74	598.85	72.48	1,777.79	-	-	156.26	(149.80)	4,853.39
Share of net results from investments - equity method	-	4,188.07	0.30	-	-	-	-	-	-	4,188.37
Total revenues	1,725.07	4,860.81	599.15	72.48	1,777.79	-	-	156.26	(149.80)	9,041.76
Segment result	472.06	4,440.13	(3.42)	5.48	(418.60)	-	-	(7.18)	9.36	4,497.83
Operating profit										4,497.83

3. Earnings per share

Basic earnings per share are calculated by dividing the net income for the period attributable to shareholders by the weighted average number of ordinary shares in issue and paid-up during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue and paid-up is adjusted to assume the conversion of all potential dilutive ordinary shares, which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's ordinary shares during the six-month period ended 30 June 2004.

The basic earnings per share and the diluted earnings per share are as follows:

	For the three-month period ended 30 June (Consolidated and Company)					
	Net profit (Baht'000)		Weighted average number of shares ('000 Shares)		Earnings per share (Baht)	
	2004	2003	2004	2003	2004	2003
Basic earnings per share	2,203,783	3,719,638	2,948,159	2,937,000	0.75	1.27
The effect of dilutive potential shares	-	-	102,097	1,564	(0.03)	-
Diluted earnings per share	2,203,783	3,719,638	3,050,256	2,938,564	0.72	1.27

	For the six-month period ended 30 June (Consolidated and Company)					
	Net profit (Baht'000)		Weighted average Number of shares ('000 Shares)		Earnings per share (Baht)	
	2004	2003	2004	2003	2004	2003
Basic earnings per share	4,301,441	5,682,989	2,946,460	2,937,000	1.46	1.93
The effect of dilutive potential shares	-	-	106,589	787	(0.05)	-
Diluted earnings per share	4,301,441	5,682,989	3,053,049	2,937,787	1.41	1.93

4. Dividends

At the annual ordinary shareholders' meeting on 23 April 2004, the shareholders approved the declaration of dividend for 2,947.47 million shares of Baht 0.90 each, totalling Baht 2,652.72 million. The dividends were paid to the shareholders in May 2004.

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

5. Trade accounts and notes receivable, net

	Consolidated		Company	
	30 June 2004 Baht Million	31 December 2003 Baht Million	30 June 2004 Baht Million	31 December 2003 Baht Million
Trade accounts and notes receivable				
- Third parties	1,430.04	1,688.25	0.91	0.91
- Related parties (Note 12)	623.02	575.25	8.08	13.94
Accrued income				
- Third parties	231.76	207.40	-	-
- Related parties (Note 12)	22.74	16.54	4.40	5.37
Total trade accounts and notes receivable	2,307.56	2,487.44	13.39	20.22
Less Allowance for doubtful accounts	(378.33)	(483.40)	(0.91)	(0.91)
Total trade accounts and notes receivable, net	1,929.23	2,004.04	12.48	19.31

Outstanding trade accounts and notes receivable from third parties have been aged as follows:

	Consolidated		Company	
	30 June 2004 Baht Million	31 December 2003 Baht Million	30 June 2004 Baht Million	31 December 2003 Baht Million
Current - 3 months	569.14	780.87	-	-
Overdue 3 - 6 months	190.01	225.06	-	-
Overdue 6 - 12 months	138.18	149.80	-	-
Overdue over 12 months	532.71	532.52	0.91	0.91
Total	1,430.04	1,688.25	0.91	0.91
Less Allowance for doubtful accounts - third parties	(378.33)	(483.40)	(0.91)	(0.91)
Total trade accounts and notes receivable-third parties, net	1,051.71	1,204.85	-	-

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

6. Investments in subsidiaries, associates and joint ventures

a) Long-term investments in subsidiaries, associates and joint ventures as at 30 June 2004 and 31 December 2003 comprise:

	Consolidated		Company	
	30 June 2004 Baht Million	31 December 2003 Baht Million	30 June 2004 Baht Million	31 December 2003 Baht Million
Investments in subsidiaries	-	-	6,900.93	6,899.16
Investments in associates	28,416.55	26,223.13	27,983.77	26,248.74
Investments in joint ventures	-	-	708.52	951.53
Total long-term investments	28,416.55	26,223.13	35,593.22	34,099.43

b) Movements in investments in subsidiaries, associates and joint ventures for the six-month period ended 30 June 2004 comprise:

	Consolidated Baht Million	Company Baht Million
Transactions during the six-month period ended 30 June 2004		
Opening net book value	26,223.13	34,099.43
Disposal of investment in a joint venture	-	(43.97)
Unrealised gain on sale of investment in a joint venture	-	(262.02)
Share of net results from investments	4,365.82	4,388.37
Unrealised gain on dilution from investments in a subsidiary and an associate	61.58	268.21
Change status from a subsidiary to an associate	419.82	-
Dividend received from subsidiaries and an associate	(2,653.80)	(2,873.47)
Foreign currency translation adjustment	-	16.67
Closing net book value	28,416.55	35,593.22

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

6. Investments in subsidiaries, associates and joint ventures (continued)

c) The nature of investments in subsidiaries, associates and joint ventures can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited and its Group	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited and its subsidiary	Broadcasting of UHF system and lease of equipment for program production, producing TV programs and arranging related marketing events	Thailand	Baht
AD Venture Company Limited and its Group	Internet business	Thailand	Baht
I.T. Applications and Services Company Limited and its subsidiary ("ITAS")	Computer services	Thailand	Baht
SC Matchbox Company Limited ("SMB")	Providing advertising services and production of advertising spots for radio and television broadcasts	Thailand	Baht
Merry International Investments Corp.	Investment company	Mauritius	US Dollars
Associates			
Advanced Info Service Public Company Limited ("ADVANC")	Operates a 900 MHz cellular telephone system under a concession from the TOT Corporation Public Company Limited	Thailand	Baht
CS Loxinfo Public Company Limited and its Group (Note 6 e)	Providing television transponder and internet services via satellite	Thailand	Baht
Joint ventures			
Teleinfo Media Company Limited (Disposed within the Group during the period)	Publication of telephone directories	Thailand	Baht
Thai AirAsia Company Limited	Providing a low fare airline service commencing its operation in January 2004	Thailand	Baht
Capital OK Company Limited	Consumer finance provider and other finance related business	Thailand	Baht

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

6. Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures

	Consolidated – 30 June 2004 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,942.63	42.95	8,807.46	19,147.36	27,954.82	2,653.80
AD Venture Company Limited's associates	20.00	40.00	30.00	(27.68)	2.32	-
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,209.69)	459.41	-
Total investments in associates			10,506.56	17,909.99	28,416.55	2,653.80

	Consolidated – 31 December 2003 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,938.52	43.05	8,807.46	17,410.64	26,218.10	4,486.17
AD Venture Company Limited's associates	20.00	40.00	30.00	(27.68)	2.32	-
CS Loxinfo Public Company Limited	0.05	44.99	0.05	2.66	2.71	-
Total investments in associates			8,837.51	17,385.62	26,223.13	4,486.17

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

6. Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures (continued)

	Company – 30 June 2004 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	4,379.78	51.47	3,612.98	828.31	4,441.29	112.72
ITV Public Company Limited	6,014.93	53.08	3,297.26	(1,197.06)	2,100.20	-
AD Venture Company Limited	550.00	90.91	500.00	(366.83)	133.17	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	37.54	47.54	7.00
SC Matchbox Company Limited	9.00	99.96	71.97	131.31	203.28	99.96
Merry International Investments Corp.	USD 1.00	100.00	-	(24.55)	(24.55)	-
Total investments in subsidiaries			7,492.21	(591.28)	6,900.93	219.68
Associate						
Advanced Info Service Public Company Limited	2,942.63	42.95	8,807.46	19,176.31	27,983.77	2,653.80
Total investment in an associate			8,807.46	19,176.31	27,983.77	2,653.80
Joint ventures						
Thai AirAsia Company Limited	400.00	50.00	201.23	(72.39)	128.84	-
Capital OK Company Limited	1,000.00	60.00	600.00	(20.32)	579.68	-
Total investments in joint ventures			801.23	(92.71)	708.52	-

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

6. **Investments in subsidiaries, associates and joint ventures (continued)**

d) Carrying value of investments in subsidiaries, associates and joint ventures (continued)

	Company – 31 December 2003 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	4,375.00	51.53	3,612.98	764.32	4,377.30	-
ITV Public Company Limited	6,000.00	53.22	3,297.26	(1,190.10)	2,107.16	-
AD Venture Company Limited	550.00	90.91	500.00	(349.66)	150.34	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	36.88	46.88	5.00
SC Matchbox Company Limited	9.00	99.96	71.97	170.06	242.03	149.94
Merry International Investments Corp.	USD 1.00	100.00	-	(24.55)	(24.55)	-
Total investments in subsidiaries			7,492.21	(593.05)	6,899.16	154.94
Associate						
Advanced Info Service Public Company Limited	2,938.52	43.05	8,807.46	17,441.28	26,248.74	4,486.17
Total investment in an associate			8,807.46	17,441.28	26,248.74	4,486.17
Joint ventures						
Teleinfo Media Company Limited	694.14	38.25	875.60	(719.23)	156.37	-
Thai AirAsia Company Limited	400.00	50.00	201.23	(5.79)	195.44	-
Capital OK Company Limited	1,000.00	60.00	600.00	(0.28)	599.72	-
Total investments in joint ventures			1,676.83	(725.30)	951.53	-

e) Significant movements in investments during the three-month period ended 30 June 2004

iPSTAR New Zealand Company Limited ("iPSTAR New Zealand")

In the second quarter of 2004, iPSTAR Company Limited, a subsidiary of Shin Satellite Public Company Limited ("SATTEL") made payments of NZD 418,000 for the registered share capital of iPSTAR New Zealand, which had been called on 418,000 shares at a par value and price of NZD 1.0 each.

Star Nucleus Company Limited ("Star Nucleus")

On 21 April 2004, iPSTAR Company Limited established a new company, Star Nucleus. The total authorised number of ordinary shares of Star Nucleus is 50,000 shares with a par value of USD 1 each, totaling USD 50,000.

As at 30 June 2004, Star Nucleus had not issued its registered shares and had not yet commenced its normal operations.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

6. Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the three-month period ended 30 June 2004 (continued)

CS Loxinfo Public Company Limited
On 2 April 2004, CS Loxinfo Public Company Limited ("CSL") registered additional issued and paid-up share capital from 500 million shares at the par value of Baht 1 each to 625 million shares at the par value of Baht 1 each with the Ministry of Commerce. CSL issued and offered these new shares to the public and registered on the Stock Exchange of Thailand on 8 April 2004 at the initial offering price of Baht 9 per share. The increase in share capital of CSL resulted in a decrease in Shin Broadband Internet (Thailand) Co., Ltd. (a subsidiary of SATTEL) from 50.02% to 40.02% SSA Group reassessed its power to control CSL after the dilution and changed the status of CSL from a subsidiary to an associate. The SSA Group has deconsolidated CSL since April 2004 and recorded investment in CSL using the equity method of accounting since 30 April 2004.

SATTEL has accounted for this change as a change in the status of its investment, and has not restated the comparatives. This change has neither impacted the shareholders' equity nor the statement of income of the interim financial statements as at 30 June 2004. The Company recognised the unrealised gain on dilution of such investment of Baht 194.55 million at the percentage of shareholding in CSL by SSA Group and presented in shareholders' equity in these financial statements.

The Company has ceased to proportionately consolidate TMC, CSL's joint venture, since April 2004 following the change in status of CSL from a subsidiary to an associate.

Shin Satellite Public Company Limited ("SATTEL")
The issued and paid up capital of SATTEL increased from Baht 4,379.11 million to Baht 4,379.78 million and share premium increased from Baht 2,196.89 million to Baht 2,197.08 million following the exercise of 0.67 million units of warrants by SATTEL's directors and employees (ESOP). Consequently, the Company's investment in SATTEL was diluted from 51.48% to 51.47%. The gain on dilution amounting to Baht 0.44 million has been recognised under shareholders' equity.

Advanced Info Service Public Company Limited ("ADVANC")

The issued and paid up capital of ADVANC increased from Baht 2,940.78 million to Baht 2,942.63 million and share premium increased from Baht 20,274.96 million to Baht 20,358.21 million following the exercise of 1.84 million units of warrants by ADVANC's directors and employees (ESOP). Consequently, the Company's investment in ADVANC was diluted from 43.02% to 42.94%. The gain on dilution amounting to Baht 15.15 million has been recognised as shareholders' equity.

Thai Crunch Time Company Limited

On 12 April 2004, Thai AirAsia Company Limited, a joint venture of the Company, has registered a new company "Thai Crunch Time Company Limited". The registered share capital was Baht 4 million for 400,000 shares with a par value of Baht 10.

As at 30 June 2004, Thai Crunch Time Company Limited has not commenced its normal operations.

Dividend Payment

In the second quarter of 2004, the Company's subsidiaries and associate paid dividend as follows:

	Par value (Baht per share)	Dividend ratio (Baht per share)	Amount Paid (Baht Million)
SATTEL (a subsidiary)	10.00*	0.50	218.92
SMB (a subsidiary)	10.00	111.11	100.00
ITAS (a subsidiary)	10.00	7.00	7.00
ADVANC (an associate)	1.00	2.10	6,170.23

*(Before changing the par value to Baht 5 per share)

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

7. Capital expenditure and commitments

	Consolidated (Baht Million)			
	Property and equipment	**Property and equipment under concession agreements**	**Goodwill**	**Intangible assets**
Transactions during the six-month period ended 30 June 2004				
Opening net book value	17,443.34	7,075.77	1,556.64	377.28
Additions	1,696.91	41.94	-	16.58
Increase from acquisition of a joint venture	23.49	-	172.75	1.40
Change status from a subsidiary to an associate	(276.34)	(114.13)	(225.41)	(4.83)
Disposals, net	(7.38)	-	-	(0.20)
Reclassification, net	3.62	-	-	-
Transfer, net	43.08	-	1.36	14.46
Depreciation/amortisation charge	(310.32)	(475.81)	(51.99)	(63.63)
Foreign currency translation adjustment	65.08	-	-	6.67
Closing net book value	18,681.48	6,527.77	1,453.35	347.73
As at 30 June 2004				
Cost	20,705.44	14,117.61	1,800.53	888.01
Less Accumulated depreciation/ amortisation	(2,006.65)	(7,589.84)	(347.18)	(540.28)
Less Provision for impairment	(17.31)	-	-	-
Net book value	18,681.48	6,527.77	1,453.35	347.73

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

7. Capital expenditure and commitments (continued)

	Company (Baht Million)	
	Property and equipment	**Intangible assets**
Transactions during the six-month period ended 30 June 2004		
Opening net book value	61.15	30.70
Additions	8.14	-
Disposals, net	(0.28)	-
Transfer, net	(9.41)	9.41
Depreciation/amortisation charge	(9.61)	(5.25)
Closing net book value	49.99	34.86
As at 30 June 2004		
Cost	480.29	69.77
Less Accumulated depreciation/amortisation	(430.30)	(34.91)
Net book value	49.99	34.86

As at 30 June 2004, consolidated property and equipment included a subsidiary's property and equipment under concession agreements of approximately Baht 2,339 million (31 December 2003: Baht 2,170 million). According to the concession agreements, the subsidiary must transfer its ownership of this related property and equipment to the Government of Cambodia on the expiration date of the concession agreements, which is on 4 March 2028.

Furthermore, consolidated property and equipment at 30 June 2004 included a subsidiary's project in progress of Baht 14,367 million (31 December 2003: Baht 13,337 million) relating to the iPSTAR project. The iPSTAR project will be fully operational with the launch of iPSTAR-1 at the beginning of 2005. According to the concession agreement made with the Ministry of Information, Communication and Technology, the subsidiary must transfer its ownership in iPSTAR Satellite to the Ministry on the date of completion of construction and installation.

Assets under construction are transferred to property and equipment under concession agreements on acceptance by the concessionaires and the transfer of legal title.

Borrowing costs of Baht 195 million (For the six-month period ended 30 June 2003: Baht 389 million), arising from the financing specifically entered into for assets under construction during the six-month period ended 30 June 2004, were capitalised during the period.

Capital expenditure commitments

The Group's capital expenditure contracted as at 30 June 2004 and 31 December 2003 but not recognised in the consolidated financial statements (Company: nil) is as follows:

Property and equipment and property and equipment under concession agreements

	Consolidated	
Currency	**30 June 2004 Unit: Million**	**31 December 2003 Unit: Million**
USD	88.85	100.42
Norway Krone	7.22	3.80
NZD	0.42	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

8.8

8. Borrowings

	Consolidated		Company	
	30 June 2004 Baht Million	**31 December 2003 Baht Million**	**30 June 2004 Baht Million**	**31 December 2003 Baht Million**
Current	4,069.04	3,078.22	227.60	227.58
Non-current	15,442.56	15,313.72	2,678.52	2,674.88
Total borrowings	19,511.60	18,391.94	2,906.12	2,902.46

The movements in the borrowings can be analysed as follows:

	Consolidated Baht Million	**Company Baht Million**
For the six-month period ended 30 June 2004		
Opening balance	18,391.94	2,902.46
Additions	3,483.74	0.64
Increase from acquisition of a joint venture	0.36	-
Change status from a subsidiary to an associate	(564.16)	-
Repayments	(2,382.00)	(6.10)
Amortisation of discount/deferred debt issue costs	20.43	9.12
Reclassify from accounts payable - property and equipment	140.47	-
Foreign currency translation adjustment	420.82	-
Closing balance	19,511.60	2,906.12

Following the issue of unsubordinated and unsecured debentures in May 2002, the Company must comply with the conditions in the debenture agreement concerning maintaining certain financial ratios, dividend payment policy, guarantee, sales or transfer of assets, and maintaining interest in certain subsidiaries and associates.

9. Share capital, premium and warrants

Share capital and premium

Movement of share capital is as follows:

	For the six-month period ended 30 June 2004				
	Authorised	**Issued and fully paid up shares**			
	number of shares Million shares	**Number of shares Million shares**	**Ordinary shares Baht Million**	**Share premium Baht Million**	**Total Baht Million**
Opening balance	5,000.00	2,939.05	2,939.05	4,871.90	7,810.95
Issue of shares	-	10.00	10.00	165.99	175.99
Closing balance	5,000.00	2,949.05	2,949.05	5,037.89	7,986.94

During the six-month period ended 30 June 2004, the Company registered issued and paid-up share capital in respect of 10,004,900 units of warrants issued to directors and employees (ESOP) which were exercised to be 10,004,900 ordinary shares (1 warrant: 1 ordinary share). Consequently, the issued and paid-up share capital increased from Baht 2,939.05 million to Baht 2,949.05 million and share premium increased from Baht 4,871.90 million to Baht 5,037.89 million.

SHIN CORPORATION

9. Share capital, premium and warrants (continued)

Warrants

Movement of warrants is as follows:

	For the six-month period ended 30 June 2004 ('000 units)			
	Opening balance	Exercised	Granted	Closing balance
ESOP – Grant I				
- Director	13,562.80	(2,427.40)	-	11,135.40
- Employees	7,827.90	(1,929.90)	-	5,898.00
Total	21,390.70	(4,357.30)	-	17,033.40
ESOP – Grant II				
- Director	11,528.20	-	-	11,528.20
- Employees	6,555.50	(533.90)	-	6,021.60
Total	18,083.70	(533.90)	-	17,549.80
ESOP – Grant III				
- Director	-	-	9,290.60	9,290.60
- Employees	-	-	4,369.60	4,369.60
Total	-	-	13,660.20	13,660.20
SHIN – W1	200,000.00	-	-	200,000.00
Total	239,474.40	(4,891.20)	13,660.20	248,243.40

The warrants exercised above do not include 5.56 million units, which were exercised during December 2003. The Company registered the increase in ordinary shares in order to support the aforementioned exercise in the interim financial statements ended 30 June 2004.

a) Warrants issued and offered to directors and employees (ESOP)

The Company issued and offered three grants of warrants to directors and employees which are in registered form and non-transferable. The terms of the warrants do not exceed 5 years and there is no offering price. The exercise ratio is 1 unit of warrant to 1 ordinary share as detailed below:

	Issued date	Issued units (Million)	Percentage*	Exercise price (Baht/unit)	Exercise period First	Exercise period Last
ESOP – Grant I	27 March 2002	29.00	0.99	17.80	27 March 2003	26 March 2007
ESOP – Grant II	30 May 2003	18.08	0.61	13.67	31 May 2004	30 April 2008
ESOP – Grant III	31 May 2004	13.66	0.46	36.41	31 May 2005	30 May 2009

* Percentage of the Company's total paid-up share capital (before dilution)

b) Warrants issued and offered to the public (Shin-W1)

In May 2002, the Company issued and offered 200 million units of warrants at Baht 3.10 each to purchase newly issued ordinary shares of the Company. The warrants are in registered names and transferable with a maturity period of 5 years from the issue date. The exercise ratio is 1 unit of warrant to 1 ordinary share and the exercise price is Baht 20.50 each. The exercise period is every three months from the issue date. The first exercise date was 30 August 2002 and the last date is 21 May 2007. The warrants were presented net of transaction costs. At 30 June 2004, there no warrants have been exercised.

10. Other income

Other income for the three-month periods ended 30 June 2004 and 2003 comprised:

	Consolidated		Company	
	30 June 2004	30 June 2003 Restated	30 June 2004	30 June 2003 Restated
	Baht Million	Baht Million	Baht Million	Baht Million
Interest income	10.31	9.85	7.14	13.59
Reversal of provision for liabilities and charges	-	1,548.69	-	1,548.69
Gain on unwinding option	141.00	-	-	-
Gain on exchange rates	-	71.95	-	37.40
Others	-	22.36	0.02	0.12
	151.31	1,652.85	7.16	1,599.80

Other income for the six-month periods ended 30 June 2004 and 2003 comprised:

	Consolidated		Company	
	30 June 2004	30 June 2003 Restated	30 June 2004	30 June 2003 Restated
	Baht Million	Baht Million	Baht Million	Baht Million
Interest income	21.33	19.61	13.10	21.54
Reversal of provision for liabilities and charges	-	1,548.69	-	1,548.69
Gain on unwinding option	141.00	-	-	-
Gain on exchange rates	-	84.44	0.05	46.01
Others	14.00	25.84	1.26	0.13
	176.33	1,678.58	14.41	1,616.37

SHIN CORPORATION

11. Cash flows from operating activities

Reconciliation of net income to cash flows from operating activities for the six-month periods ended 30 June 2004 and 2003:

		Consolidated		Company	
	Notes	30 June 2004 Baht'000	30 June 2003 Restated Baht'000	30 June 2004 Baht'000	30 June 2003 Restated Baht'000
Cash flows from operating activities					
Net income for the period		4,301,441	5,682,989	4,301,441	5,682,989
Adjustment for :					
Depreciation charges	7	310,329	270,345	9,611	11,771
Amortisation charges	7	591,436	587,491	5,249	4,917
Share of net result of investments in subsidiaries, joint ventures and associates	6	(4,365,822)	(4,188,366)	(4,388,376)	(4,167,101)
Reversal of provision for liabilities and charges		-	(1,548,693)	-	(1,548,693)
Unrealised (gain) loss on exchange rate		(66,064)	(69,285)	111	(36,478)
Realised gain on exchange rate		8,917	(33,328)	(166)	(9,537)
Allowance for doubtful accounts		(7,566)	23,684	-	-
Share of net result of subsidiaries to minority interests		261,612	136,925	-	-
Others		(26,014)	113,083	6,289	18,963
Changes in operating assets and liabilities					
- trade accounts and notes receivable		(203,692)	(102,125)	6,825	(571)
- inventories		(11,303)	(226,921)	-	-
- other current assets		(39,434)	93,533	(13,860)	(9,866)
- other assets		(102,560)	(464)	81	107
- trade accounts and notes payable		341,786	254,701	(475)	(3,300)
- accrued concession fees		292,255	795,103	-	-
- other current liabilities		52,561	(221,025)	(57,956)	(14,741)
- accrued long-term interest		79,233	83,561	79,233	83,561
- other liabilities		(20,255)	(18,395)	-	-
Net cash flows from/(used in) operating activities		1,396,860	1,632,813	(51,993)	12,021

SHIN CORPORATION PUBLIC COMPANY LIMITED

12. Related party transactions

The principal shareholder of the Company is the Shinawatra family. Transactions related to companies of which Shinawatra family members are principal shareholders or directors are recognised as related parties transactions with the Company.

During this period, the Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees which are included in consulting and management service fees, are charged on a percentage of transaction amounts. Transactions for work in progress between a subsidiary and related parties were carried out based on hourly rates plus a reimbursement of actual expenses.

The Group had transactions with related parties for the three-month periods ended 30 June 2004 and 2003 as follows:

a) Sales of goods and services

	Consolidated		Company	
	30 June 2004 Baht Million	30 June 2003 Baht Million	30 June 2004 Baht Million	30 June 2003 Baht Million
Service income				
Subsidiaries				
Consulting and management services	-	-	19.38	17.12
Interest income	-	-	-	5.95
Dividend received	-	-	219.68	154.94
	-	-	239.06	178.01
Associates				
Consulting and management services	56.51	59.94	53.94	59.94
Computer services income	26.42	19.07	-	-
Advertising income	247.32	150.37	-	-
(Gross 2004: Baht 741.42 million 2003: Baht 410.73 million)				
Rental income	15.27	21.91	-	-
Sale of equipment	-	19.47	-	-
Dividend received	2,653.80	1,958.75	2,653.80	1,958.75
	2,999.32	2,229.51	2,707.74	2,018.69
Joint ventures				
Computer and management services	0.06	0.17	0.04	0.28
Advertising income	0.45	-	-	-
Rental income	1.48	0.62	-	-
	1.99	0.79	0.04	0.28
Related parties				
Computer services income and others	1.60	2.63	0.10	0.90

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

12. Related party transactions (continued)

b) Purchases of goods and services

	Consolidated		Company	
	30 June 2004 Baht Million	30 June 2003 Baht Million	30 June 2004 Baht Million	30 June 2003 Baht Million
Service expense, rental and others				
Subsidiaries				
Computer services	-	-	2.04	2.52
Advertising and other expenses	-	-	11.60	25.87
	-	-	13.64	28.39
Associates				
Rental and other expenses	9.88	34.40	0.41	0.10
Joint ventures				
Advertising expenses	0.06	-	0.29	-
Related parties				
Rental and other expenses	40.47	40.72	5.83	6.60
Payment for work in progress	15.54	11.44	-	-
	56.01	52.16	5.83	6.60
Dividend paid				
Major shareholders	1,338.96	743.87	1,338.96	743.87
Directors	1.92	0.06	1.92	0.06
	1,340.88	743.93	1,340.88	743.93

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

12. Related party transactions (continued)

The Group had transactions with related parties for the six-month periods ended 30 June 2004 and 2003 as follows:

c) Sales of goods and services

	Consolidated		Company	
	30 June 2004 Baht Million	30 June 2003 Baht Million	30 June 2004 Baht Million	30 June 2003 Baht Million
Service income				
Subsidiaries				
Consulting and management services	-	-	38.45	39.24
Interest income	-	-	-	7.07
Dividend received	-	-	219.68	154.94
	-	-	258.13	201.25
Sales of investment in a joint venture	-	-	306.00	-
Associates				
Consulting and management services	113.21	116.27	110.92	116.27
Computer services income	60.70	39.49	-	-
Advertising income	432.19	234.52	-	-
(Gross 2004: Baht 1,415.42 million 2003: Baht 715.91 million)				
Rental income	33.82	45.58	-	-
Sale of equipment	-	19.47	-	-
Dividend received	2,653.80	1,958.75	2,653.80	1,958.75
	3,293.72	2,414.08	2,764.72	2,075.02
Joint ventures				
Consulting and management services	1.02	0.35	0.05	0.56
Advertising income	0.95	-	-	-
Rental income	3.12	5.39	-	-
	5.09	5.74	0.05	0.56
Related parties				
Computer services income and others	3.44	5.16	0.18	0.17

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

8.8.

12. Related party transactions (continued)

d) Purchases of goods and services

	Consolidated		Company	
	30 June 2004 Baht Million	30 June 2003 Baht Million	30 June 2004 Baht Million	30 June 2003 Baht Million
Service expense, rental and others				
Subsidiaries				
Computer services	-	-	3.12	3.24
Advertising and other expenses	-	-	23.08	31.25
	-	-	26.20	34.49
Associates				
Rental and other expenses	34.56	59.52	0.66	0.44
Joint ventures				
Advertising expenses	0.06	0.06	0.29	-
Related parties				
Rental and other expenses	75.31	71.91	11.97	12.02
Payment for work in progress	31.10	26.32	-	-
	106.41	98.23	11.97	12.02
Dividend paid				
Major shareholders	1,338.96	743.87	1,338.97	743.87
Directors	1.92	0.06	1.92	0.06
	1,340.88	743.93	1,340.89	743.93

e) Outstanding balance arising from sales/purchases of goods and services

	Consolidated		Company	
	30 June 2004 Baht Million	31 December 2003 Baht Million	30 June 2004 Baht Million	31 December 2003 Baht Million
Trade accounts receivable - related parties				
Subsidiaries	-	-	7.97	13.94
Associates	620.28	573.82	0.11	-
Joint ventures	2.62	1.28	-	-
Related parties	0.12	0.15	-	-
Total trade accounts receivable - related parties	623.02	575.25	8.08	13.94
Accrued income - related parties				
Subsidiaries	-	-	2.33	0.94
Associates	22.73	16.39	2.07	4.36
Joint ventures	-	0.10	-	0.07
Related parties	0.01	0.05	-	-
Total accrued income - related parties	22.74	16.54	4.40	5.37
Trade accounts payable and accrued income - related parties				
Subsidiaries	-	-	16.90	0.51
Associates	48.38	22.37	0.20	0.05
Related parties	7.16	7.18	0.45	0.75
Total trade accounts payable - related parties	55.54	29.55	17.55	1.31

12. Related party transactions (continued)

f) Amounts due from and advances to related parties

	Consolidated		Company	
	30 June 2004 Baht Million	31 December 2003 Baht Million	30 June 2004 Baht Million	31 December 2003 Baht Million
Amounts due from and advances to related parties				
Subsidiaries	-	-	0.03	0.25
Associates	12.62	0.90	0.16	0.69
Joint ventures	0.02	0.07	0.01	0.12
Related parties	8.71	5.11	-	0.15
Total amounts due from and advances to related parties	21.35	6.08	0.20	1.21

g) Amount due to and loans from related parties

	Consolidated		Company	
	30 June 2004 Baht Million	31 December 2003 Baht Million	30 June 2004 Baht Million	31 December 2003 Baht Million
Amount due to and loans from related parties				
Subsidiaries	-	-	1.56	3.16
Joint ventures	-	-	0.15	-
Associates	2.53	1.53	-	-
Related parties	-	0.76	0.05	-
Total amount due to and loans from related parties	2.53	2.29	1.76	3.16

h) Other assets

	Consolidated		Company	
	30 June 2004 Baht Million	31 December 2003 Baht Million	30 June 2004 Baht Million	31 December 2003 Baht Million
Customer deposits				
Associates	-	3.76	-	-
Related parties	21.96	22.41	5.75	5.84
Total other assets	21.96	26.17	5.75	5.84

i) Warrants granted to directors (Note 9)

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

12. Related party transactions (continued)

j) Special Reward Program

Certain subsidiaries, associates and joint ventures have granted rights to receive a special reward ("Special Reward Program") to eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years (commencing from the year 2002). The rights may be exercised after the first year of the grant date but do not exceed 3 years. The calculation of the Special Reward Program is based on the improvement in operational performance of the subsidiaries, associates and joint ventures between the date the rights were granted and the date the rights were exercised. However, the reward may not exceed each person's budget. The movement of the Special Reward Program is as follow:

		As at 30 June 2004 (Million units)		
	Issued year	**Granted**	**Exercised**	**Balance**
Grant 1	2002	3.3	(2.2)	1.1
Grant 2	2003	0.5	(0.2)	0.3
Grant 3	2004	0.6	-	0.6
Total		4.4	(2.4)	2.0

k) Comfort letters

As at 30 June 2004, the Company and its subsidiaries have issued letters of comfort to banks to support credits obtained by subsidiaries and joint ventures to the amount of Baht 176.96 million (31 December 2003: Baht 420.94 million). Under the terms of the commitments, the Company and its subsidiaries must hold their interests in their subsidiaries and joint ventures and cannot pledge any of their shares until the loans are fully repaid.

l) Other agreements with related parties

Significant commitments with related parties as at 30 June 2004 and 31 December 2003 are as follows:

1. As at 30 June 2004, a subsidiary had a contingent liability with bank for a long-term loan guarantee to its subsidiary in the amount of Baht 806.60 million (31 December 2003: Baht 806.60 million).

2. Certain subsidiaries, associates and joint ventures have entered into agreements with the Company, under which the Company is committed to providing consulting and management services and other central services for a period of 1 year with an option to renew. The subsidiaries, associates and joint ventures are committed to pay the Company approximately Baht 21.14 million per month (2003: Baht 21.31 million per month) for services in respect of the agreements.

13. Current investments

As at 30 June 2004, a Baht 218.5 million fixed deposit of a subsidiary was pledged as collateral in respect of secured covenant loan in accordance with the terms and conditions in the loan agreements and Baht 10 million fixed deposit of the group companies was pledged as collateral in respect of bank guarantees.

14. Contingencies

Bank commitments

As at 30 June 2004, the Group had commitments with banks, with respect to letters of guarantee for satellite space segment leasing, customs duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 300.96 million (31 December 2003: Baht 339.54 million) on a consolidated basis and Baht 100.69 million (31 December 2003: Baht 100.69 million) on a Company basis.

14. Contingencies (continued)

Legal cases

A subsidiary is a defendant in various legal actions, mostly relating to news reporting. In the opinion of the subsidiary's directors, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss and no provision or accruals in respect of such legal actions have been provided in these interim financial statements.

Assessment for withholding tax in India

The Income Tax Authority of India raised an assessment against the subsidiary for the periods from 1 April 1996 to 31 March 2002 and is in the process of assessment for the periods from 1 April 2002 to 31 March 2003.

The subsidiary has paid an amount of Rupee 183.4 million (approximately Baht 166.9 million) for these tax assessments, and under instruction from the Income Tax Authority which is presented as other assets in the balance sheets. If, according to the final assessment, the subsidiary is not taxable, the subsidiary would be eligible to receive the entire amount as a refund together with interest. As assessments are ongoing none of this amount has been released to income in this period.

On 30 January 2004, the Commissioner of Income-Tax (Appeals) ("CIT (A)") passed an appellate order in favour of the subsidiary for the assessment for the period from 1 April 1996 to 31 March 1998.

On 22 March 2004, the CIT (A) passed an order for assessment of the periods from 1 April 1998 to 31 March 2002 stating that certain revenues from Indian residents are subject to additional withholding tax and directing the assessing officer to compute the tax liability. During the assessment, the assessing officer is to determine the exact demand payable by/refund due to the subsidiary. The subsidiary has filed an appeal with the Income-Tax Appellate Tribunal with respect to this matter. Furthermore, CIT (A) passed an appellate order in favour of the subsidiary for the assessment from revenues from Indian non-residents for the periods from 1 April 1998 to 31 March 2002. On 28 May 2004, the subsidiary filed for a refund of Rupee 72.2 million (approximately Baht 60.7 million) with the Indian Revenue authorities in respect of this non-resident issue.

Tax consultants retained by the subsidiary have advised that in their view the outcome of the above proceedings for the assessment years referred to should ultimately be in favour of the subsidiary. Consequently, no provisions have been recognised in these financial statements for the above proceedings.

Assessment for corporate income tax in Cambodia

The Income Tax Authority of Cambodia raised an assessment against a subsidiary in Cambodia for corporate income tax for the period from 1995 to 2000, except 1996, amounting to USD 5 million (approximately Baht 215 million). The subsidiary is in the process of filing the appeals with the Secretary of State, the Ministry of Economy and Finance on the reasonable basis that the subsidiary was incurring operational losses and had sufficient losses carried forward as a tax deduction for the period. On 5 May 2003, the Secretary of State, and the Ministry of Economy and Finance issued a letter in respect of setting up a working team (audit team) comprising the Audit Department of the Ministry of Economy and Finance, representatives from the Ministry of Post and Telecommunications and the Tax Department to review the tax assessment. Provision has not been made in these consolidated financial statements because the new assessment has not been finalised. The Management of the subsidiary is of the opinion that the outcome of the tax assessment will not have a material adverse impact on the subsidiary.

Loan agreement of Lao Telecommunications Company Limited

Lao Telecommunications Company Limited ("LTC") entered into a loan agreement with the Ministry of Finance ("MoF") of the Lao People's Democratic Republic on 9 June 2000 of DM 9,000,000 for the procurement and installation of a rural telecommunication network, and for consulting services. LTC received confirmation from MoF dated 29 August 2003 that the loan is no longer repayable by LTC. According to the confirmation from MoF dated 11 August 2003, MoF owns the network assets, and LTC is the operator. LTC received acceptance of its proposal from MoF dated 22 June 2004, that only the ownership of network assets, excluding consulting services, will be transferred to LTC at 30% of the assets' value, approximately amounting to Baht 46.8 million. LTC recognised the assets and related loan in the first quarter 2004. The loan bears interest at the rate of 1% per annum and is repayable within 10 years, with the first instalment payable in 2004. Currently, MoF and LCT are in the process of amending the loan agreement.

14. Contingencies (continued)

Report on the award of the arbitration panel relating to the Agreement for the Operation of Television Station of ITV

ITV Public Company Limited ("ITV"), the Company's subsidiary, submitted the dispute to the Arbitration Institute on 17 September 2002 demanding that the Office of the Permanent Secretary, Prime Minister's Office paid compensation of ITV under the Agreement. The arbitration panel issued its award dated 30 January 2004 and ITV was notified of the award, the important contents of which could be summarised as follows:

- The Prime Minister's Office shall pay compensation to ITV in the amount of Baht 20 million;
- The concession fee to be paid shall be reduced and adjusted, regarding the minimum guarantee, it shall be reduced to Baht 230 million per year and the annual increase in the minimum guarantee shall be cancelled, and the concession fee shall be reduced to 6.5% of gross revenue. ITV shall pay concession fee at the rate of 6.5% of gross revenue or the minimum guarantee in the amount of Baht 230 million whichever is higher as from 3 July 2002;
- The Prime Minister's Office shall return the minimum guarantee paid by ITV subject to the condition during this arbitration proceeding on 3 July 2003 to ITV in the amount of Baht 800 million. The amount to be returned to ITV is Baht 570 million;
- ITV may broadcast its television programs during the prime time (7.00 p.m. – 9.30 p.m.) without having to restrict its programs to news, documentaries and social benefit items. ITV must; however, broadcast news, documentaries and social benefits program not less than 50 % of the total airtime, subject to the rules and regulations issued by government agencies applicable in general to all television stations.

ITV recorded the accrued concession fee for the six-month period ended 30 June 2004 and ITV has changed its television program schedules since 1 April 2004 in according with the arbitration panels' ruling as mentioned above. ITV did not adjust the impact of the above ruling retrospectively in its 2003 financial statements.

The Prime Minister's Office has commenced the appeals process at the trial court and Supreme Court level since April 2004. If the trial court and Supreme Court judge that the awards ruled by the arbitration panel are unfair and does not comply with the law, the trial court and the Supreme Court are not able to amend the awards judged by the arbitration panels by themselves. Courts have to submit this dispute to the formal arbitration panel to settle the causes of dispute. ITV's lawyer has expressed the opinion that the arbitration panel had judged the dispute within its scope and the agreement of the matter specified in the dispute. Also, the matter specified in the dispute filing to the arbitration panel were determined and agreed by both ITV and the Prime Minister's Office and expected that the outcome of the above will not have a material adverse impact to ITV. Therefore, ITV's management desired not to record the accrued concession fee as the original condition in concession agreement since the first quarter of 2004.

If ITV had recorded the accrued concession according to the original concession agreement, the effect to the consolidated financial statements as at 30 June 2004 are that total liabilities increased by Baht 335 million, minority interest decreased by Baht 157.2 million and net profit decreased by Baht 177.8 million. The impact to the Company's financial statements as at 30 June 2004 are investment in subsidiary and net profit for the period decreased in the amount of Baht 177.8 million.

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

15. Filing under Chapter 11 of the U.S. Bankruptcy Code of Space Systems/Loral, Inc.

On 15 July 2003, Loral Space & Communications Ltd. ("Loral"), the parent company of Space Systems/Loral, Inc., ("SS/L"), the principal contractor for the iPSTAR-1 satellite construction, filed under Chapter 11 of the U.S. Bankruptcy Code. As at 6 July 2004, Loral has filed a petition to the U.S. Bankruptcy Court for the Southern District of New York that Loral and the statutory committee of unsecured creditors have reached an agreement on the principal terms of its reorganisation plan. The court has approved to expand the exclusive filling period to 27 August 2004 and has also approved the negotiated period of the reorganisation plan between Loral and the creditors to 27 October 2004. In addition, the subsidiary and SS/L have finalised the contract amendment II concerning the conditions of IPSTAR-1 satellite construction contract which must be consented by the iPSTAR lenders and approved by U.S. Bankruptcy Court for the Southern District of New York in order to become effective. The subsidiary's legal consultant is of the opinion that it is not possible, at this time, to determine the effect of this situation regarding SS/L to the subsidiary.

16. Presentation of comparative information

The comparative figures have been amended to conform to reclassification in the financial statement for the current period.

17. Subsequent event

a) Increase in share capital of group companies

At the end of June and July 2004, certain warrants issued to directors and employees of the Company, ADVANC, ITV and SATTEL were exercised, and these issued shares were registered as increased share capital with the Ministry of Commerce in July and August 2004, as detailed below:

Company	Exercise unit (Million Unit)	Share capital increased (Baht Million)		Premium on share capital increased (Baht Million)		Decreased in % of interest of the Company	
		from	to	from	to	from	to
SHIN	0.96	2,949.05	2,950.03	5,037.89	5,054.09	-	-
ADVANC	1.64	2,942.63	2,944.29	20,558.21	20,630.82	42.95	42.92
ITV	1.60	6,014.37	6,022.37	(175.71)	(175.15)	53.08	53.02
SATTEL	0.04	4,379.78	4,380.14	2,197.08	2,197.13	51.47	51.47

b) The resolutions of the Board of the Directors' meetings

The Board of Directors' meetings held after the balance sheet date were as follows:

Company	Date of meeting
SHIN	13 August 2004
ADVANC	13 August 2004
CSL	10 August 2004

The above meetings passed the resolution to approve interim dividend payments to shareholders for the year 2004 as follows:

Company	Par value (Baht per share)	Dividend per share (Baht per share)
SHIN	1	0.92
ADVANC (an associate)	1	2.15
CSL (an associate)	1	0.15

SHIN CORPORATION

17. Subsequent event (continued)

c) Issue additional ordinary shares to the public

On 5 July 2004, a subsidiary has field an application to issue its additional 208,000,000 ordinary shares to the public with the Securities and Exchange Commission. At present, the Securities and Exchange Commission is considering the application.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED